Exhibit 99.1

AGREEMENT

DATED MARCH 31, 2008

US$235,300,000 CREDIT FACILITY

FOR

SEASPAN CORPORATION

(as Borrower)

ARRANGED BY

SUMITOMO MITSUI BANKING CORPORATION

WITH

SUMITOMO MITSUI BANKING CORPORATION EUROPE LIMITED

as Security Trustee

AND

SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH

as Facility Agent

AND

SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH

as KEIC Agent

STEPHENSON HARWOOD

One St Paul’s Churchyard

London EC4M 8SH

Tel: +44 (0)20 7329 4422

Fax: +44 (0)20 7329 7100

(Ref: 814)

9.	Annual Compliance Certificate	102
10.	Standing Payment Instructions	103
11.	Estimated addback relating to certain delivered Vessels* depreciation	104

Appendix

1.	Form of Insurances Assignment	106
2.	Form of Mortgage	107
3.	Form of Deed of Covenants	108
4.	Form of Swap Agreement Assignment	109
5.	Form of Time Charter and Earnings Assignment	110
6.	Form of General Assignment	111

Signatories		112

THIS AGREEMENT is dated March 31, 2008

BETWEEN:

(1)	SEASPAN CORPORATION, a corporation incorporated according to the laws of the Republic of the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the Borrower);

(2)	SUMITOMO MITSUI BANKING CORPORATION as mandated lead arranger (the Arranger);

(3)	THE FINANCIAL INSTITUTIONS listed in Schedule 1 (Original Lenders) as original lenders (the Original Lenders);

(4)	SUMITOMO MITSUI BANKING CORPORATION EUROPE LIMITED as security trustee (the Security Trustee);

(5)	SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH as facility agent (the Facility Agent); and

(6)	SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH as agent for the Finance Parties under the KEIC Policies (in that capacity, the KEIC Agent).

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Definitions

In this Agreement:

Account Bank means Sumitomo Mitsui Banking Corporation Europe Limited whose registered office is situated at 99 Queen Victoria Street, London EC4V 4EH or any other bank or financial institution with which, with the prior written consent of the Facility Agent (acting in accordance with the instructions of the Majority Lenders), the Retention Account is at any time held.

Administrative Party means the Arranger, the Facility Agent, the KEIC Agent or the Security Trustee.

Affiliate means a Subsidiary or a Holding Company of a person or any other Subsidiary of that Holding Company.

Agreement means this credit agreement, including any schedules or appendices hereto, as amended from time to time.

Annual Compliance Certificate means the form of certificate attached at Schedule 9 (Annual Compliance Certificate).

Applicable Law means any or all applicable law (whether civil, criminal or administrative), common law, statute, statutory instrument, treaty, convention, regulation, directive, by-law, demand, decree, ordinance, injunction, resolution, order, judgment, rule, permit, licence or restriction (in each case having the force of law) and codes of practice or conduct, circulars and guidance notes generally accepted and applied by the global container shipping industry, in each case of any government, quasi-government, supranational, federal, state or local government, statutory or regulatory body, court, agency or association relating to all laws, rules, directives and regulations, national or international, public or private in any applicable jurisdiction from time to time.

Applicable Margin means:

(a)	in respect of the Uncovered Portion, one per cent (1%) per annum; and

(b)	in respect of the KEIC Covered Portion, zero point four per cent (0.4%) per annum.

Approved Valuers means Braemar Seascope Shipping Limited and H. Clarkson & Co. Ltd. or such other independent reputable shipbroker acceptable to the Facility Agent and the Borrower.

Availability Period means the period from and including the date of this Agreement, to and including the earlier of (i) the Delivery Date of Vessel 2, (ii) the date falling two hundred and ten days after the Scheduled Delivery Date of Vessel 2 and (iii) 6 February 2012.

Break Costs means the amount (if any) which a Lender is entitled to receive under this Agreement as compensation if any part of a Loan or overdue amount is prepaid other than on the last day of a Term for such Loan or overdue amount as determined pursuant to Clause 24.3 (Break Costs) hereof.

Builder means in respect of Vessel 1, Hyundai Samho Heavy Industries Co., Ltd. and in respect of Vessel 2, Hyundai Heavy Industries Co. Ltd., each a corporation organised and existing under the laws of the Republic of Korea.

Business Day means a day (other than a Saturday or a Sunday) on which banks are open for general business in London, England; Brussels, Belgium; Tokyo, Japan; New York, the United States of America and Vancouver, Canada.

Cash and Cash Equivalents shall have the meaning given to it in Clause 17.1 (Financial Covenants).

Change of Control means the acquisition, directly or indirectly, by any person or group other than the Seaspan Group of beneficial ownership of more than fifty (50) per cent. of the aggregate outstanding voting power of the equity interests of the Borrower.

Charter Breach means:

(a)	the failure by the Charterer to make payment of hire under a Time Charter for a period of three (3) months; or

(b)	any other breach by the Charterer which would give the Borrower the right to terminate the applicable Time Charter.

Charter Default means any of the following events:

(a)	a change of control of the Charterer as described in Clause 6.3 that results in the Borrower having an obligation to prepay all or any of the Loans; or

(b)	a default by the Charterer that results in the Borrower having an obligation to prepay all or any of the Loans pursuant to Clause 16.25 (Charter Breach, Expiration or Termination of Time Charter).

Charterer means COSCO Container Lines Co., Ltd. of Shanghai, The People’s Republic of China or any substitute charterer from time to time in accordance with the provisions of Clause 16.25 (Charter Breach, Expiration or Termination of Time Charter).

Commitment means:

(a)	for an Original Lender, the aggregate amount set opposite its name in Schedule 1 (Original Lenders) under the heading Commitments and the amount of any other commitment to advance funds under this Agreement it acquires; and

(b)	for any other Lender, the amount of any commitment to advance funds under this Agreement it acquires,

to the extent not cancelled, transferred or reduced under this Agreement.

Compliance Certificate means the form of certificate attached at Schedule 8 (Compliance Certificate).

Confidentiality Undertaking means a confidentiality undertaking in a form agreed between the Borrower and the Facility Agent.

Date of Total Loss means, in respect of a Vessel, the date of Total Loss of that Vessel which date shall be deemed to have occurred:

(a)	in the case of an actual total loss, on the actual date and at the time that Vessel was lost or, if such date is not known, on the date on which that Vessel was reported lost;

(b)	in the case of a constructive total loss, upon the date and at the time notice of abandonment is given to the Insurers for the time being (provided a claim for total loss is admitted by such Insurers) or, if such Insurers do not forthwith admit such a claim, at the earliest of the date and time at which either a total loss is subsequently admitted by the Insurers or a total loss is subsequently adjudged by a competent court of law or arbitration tribunal to have occurred or 180 days from the date of notice of abandonment;

(c)	in the case of a compromised, agreed or arranged total loss, on the date upon which a binding agreement as to such compromised, agreed or arranged total loss has been entered into by the Insurers;

(d)	in the case of requisition for title or other compulsory acquisition, on the date upon which the relevant requisition for title or other compulsory acquisition occurs; and

(e)	in the case of capture, seizure, arrest, detention, requisition for hire or confiscation by any government or by persons acting or purporting to act on behalf of any government or by any other person which deprives the Borrower or, as the case may be, the Charterer of the use of that Vessel for more than sixty (60) days, upon the expiry of the period of sixty (60) days after the date upon which the relevant capture, seizure, arrest, detention, requisition or confiscation occurred.

Deed of Covenants means, in respect of a Vessel, the deed of covenants entered into or to be entered into by the Borrower and the Security Trustee collateral to the Mortgage over that Vessel in the form of Appendix 3.

Default means:

(a)	an Event of Default; or

(b)	an event which would be (with the expiry of a grace period, the giving of notice or the making of any determination under the Finance Documents or any combination of them) an Event of Default.

Delivery Date means, in respect of a Vessel, the date of actual delivery of that Vessel to the Borrower under the terms of the relevant Shipbuilding Contract.

Delivery Date Instalment means, in respect of a Vessel, the amount due and payable by the Borrower in accordance with the relevant Shipbuilding Contract and to be deposited at a bank designated by the Builder on or at least three (3) Business Days prior to the relevant Delivery Date under that Shipbuilding Contract.

Dollars or US$ means the lawful currency for the time being of the United States of America.

Drawing means, in respect of a Loan under the Facility, the amount of an advance made by the Lenders.

Earnings means, in respect of a Vessel, all present and future moneys and claims which are earned by or become payable to or for the account of the Borrower in connection with the operation or ownership of that Vessel and including but not limited to:

(a)	freights, passage and hire moneys (howsoever earned);

(b)	remuneration for salvage and towage services;

(c)	demurrage and detention moneys;

(d)	all moneys and claims in respect of the requisition for hire of that Vessel; and

(e)	payments received in respect of any off-hire insurance.

Environment means:

(a)	any land including, without limitation, surface land and sub-surface strata, sea bed or river bed under any water (as referred to below) and any natural or man-made structures;

(b)	water including, without limitation, coastal and inland waters, surface waters, ground waters and water in drains and sewers; and

(c)	air including, without limitation, air within buildings and other natural or man-made structures above or below ground.

Environmental Affiliate means the Borrower and the Manager together with their respective employees and all of those persons for whom the Borrower or the Manager is responsible under any Applicable Law in respect of any activities undertaken in relation to any of the Vessels.

Environmental Approvals means any permit, licence, approval, ruling, variance, exemption or other authorisation required under applicable Environmental Laws.

Environmental Claim means any claim by any person or persons or any governmental, judicial or regulatory authority which arises out of any breach, contravention or violation of Environmental Law or of the existence of any liability or potential liability arising from such breach, contravention or violation or the presence of Hazardous Material in contravention of Environmental Laws. In this context, claim means: a claim for damages, compensation, fines, penalties or any other payment of any kind whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action by any governmental, judicial or regulatory authority; and any form of enforcement or regulatory action.

Environmental Laws means any or all Applicable Law relating to or concerning:

(a)	pollution or contamination of the Environment, any ecological system or any living organisms which inhabit the Environment or any ecological system;

(b)	the generation, manufacture, processing, distribution, use (including abuse), treatment, storage, disposal, transport or handling of Hazardous Materials; and

(c)	the emission, leak, release, spill or discharge into the Environment of noise, vibration, dust, fumes, gas, odours, smoke, steam, effluvia, heat, light, radiation (of any kind), infection, electricity or any Hazardous Material and any matter or thing capable of constituting a nuisance or an actionable tort or breach of statutory duty of any kind in respect of such matters, including, without limitation, the following laws of the United States of America: the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Hazardous Materials Transportation Act, as amended, the Oil Pollution Act of 1990, as amended, the Resource Conservation and Recovery Act, as amended, and the Toxic Substances Control Act, as amended, together, in each case, with the regulations promulgated and the guidance issued pursuant thereto.

Event of Default means an event specified as such in Clause 19 (Default) of this Agreement.

Excess Risks means, in respect of a Vessel:

(a)	the proportion of claims for general average, salvage and salvage charges which are not recoverable as a result of the value at which that Vessel is assessed for the purpose of such claims exceeding her hull and machinery insured value; and

(b)	collision liabilities not recoverable in full under the hull and machinery insurance by reason of those liabilities exceeding such proportion of the insured value of that Vessel as is covered by the hull and machinery insurance.

Facility means the credit facility made available under this Agreement.

Facility Office means in respect of a Lender, the office through which that Lender will perform its obligations under this Agreement from time to time, which at the date of this Agreement is, in respect of Sumitomo Mitsui Banking Corporation, Brussels Branch, Avenue des Arts, 58, B-1000 Brussels, Belgium; or such other address as a Lender may notify to the Facility Agent from time to time.

Fee Letter means any letter entered into by reference to this Agreement between one or more Administrative Parties and the Borrower setting out the amount of certain fees referred to in this Agreement.

Final Maturity Date means the earlier of (a) the twelfth anniversary of the Delivery Date of the Vessel which is delivered latest in time and (b) 6 February 2024.

Finance Document means:

(a)	this Agreement;

(b)	each Security Document;

(c)	the Intercreditor Deed;

(d)	the Fee Letter;

(e)	each Manager’s Undertaking;

(f)	a Transfer Certificate; and

(g)	any other document designated as such by the Facility Agent and the Borrower.

Finance Party means a Lender or an Administrative Party.

Financial Indebtedness means any indebtedness for or in respect of:

(a)	moneys borrowed;

(b)	any acceptance credit;

(c)	any bond, note, debenture, loan stock or other similar instrument;

(d)	any redeemable preference share;

(e)	any agreement treated as a finance or capital lease in accordance with U.S. GAAP;

(f)	receivables sold or discounted (otherwise than on a non-recourse basis);

(g)	the acquisition cost of any asset to the extent payable after its acquisition or possession by the party liable where the deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset;

(h)	any derivative transaction protecting against or benefiting from fluctuations in any rate or price (and, except for non-payment of an amount, the then mark to market value of the derivative transaction will be used to calculate its amount);

(i)	any other transaction (including any forward sale or purchase agreement) which has the commercial effect of a borrowing;

(j)	any counter-indemnity obligation in respect of any guarantee, indemnity, bond, letter of credit or any other instrument issued by a bank or financial institution; or

(k)	any guarantee, indemnity or similar assurance against financial loss of any person.

General Assignment means, in respect of a Vessel, the assignment of the Shipbuilding Contract and the Refund Guarantee granted or to be granted by the Borrower in favour of the Security Trustee, together with all notices and any acknowledgements entered into in connection therewith, substantially in the form of Appendix 6.

Hazardous Material means any element or substance, whether natural or artificial, and whether consisting of gas, liquid, solid or vapour, whether on its own or in any combination with any other element or substance, which is listed, identified, defined or determined by any Environmental Law or other Applicable Law to be, to have been, or to be capable of being or becoming harmful to mankind or any living organism or damaging to the Environment, including, without limitation, oil (as defined in the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended).

Holding Company means a holding company within the meaning of section 736 of the Companies Act 1985.

Increased Cost means:

(a)	an additional or increased cost;

(b)	a reduction in the rate of return under a Finance Document or on its overall capital; or

(c)	a reduction of an amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates but only to the extent attributable to that Finance Party having entered into any Finance Document or funding or performing its obligations under any Finance Document.

Insurances Assignment means, in respect of a Vessel, the assignment of the Obligatory Insurances granted or to be granted in favour of the Security Trustee by the Borrower in the form of Appendix 1 together with any and all notices and acknowledgements entered into in connection therewith.

Insurers means the underwriters or insurance companies with whom any Obligatory Insurances are effected and the managers of any protection and indemnity or war risks association in which any of the Vessels may at any time be entered.

Intercreditor Deed means the intercreditor deed to be entered into by, inter alios, the Borrower, the Facility Agent, the KEIC Agent and the Security Trustee.

ISM Code means the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organization Assembly as Resolutions A.741(18) and A.788(19), as the same may have been or may be amended or supplemented from time to time. The terms “safety management system”, “Safety Management Certificate”, “Document of Compliance” and “major non-conformity” shall have the same meanings as are given to them in the ISM Code.

ISPS Code means the International Ship and Port Facility Security Code adopted by the International Maritime Organization Assembly as the same may have been or may be amended or supplemented from time to time.

KEIC means The Korea Export Insurance Corporation of 2-16 Floors, Seoul Central Building, 136 Seorin Dong, Jongro-ku, Seoul 110-729, Korea.

KEIC Covered Portion means, in respect of each Loan:

(a)	during the Pre-Delivery Period, an amount equal to the aggregate of (i) the KEIC Premium and (ii) fifty six per cent (56%) of the installments then paid by the Borrower to the relevant Builder under the relevant Shipbuilding Contract by applying sums advanced under that Loan, up to a maximum amount of ninety three million nine hundred and eighty seven thousand six hundred and fifty two Dollars and thirty one cents (US$93,987,652.31); and

(b)	during the Post-Delivery Period, the amount set out opposite the appropriate Repayment Installment in Schedule 7 (Repayment Schedule).

KEIC Insurance Premium Rate means one point five two per cent (1.52%).

KEIC Insurance Proceeds means any and all insurance moneys, recoveries and/or any other amounts payable by KEIC under the KEIC Policies (or any of them).

KEIC Policy means, in respect of each Loan, the Medium and Long Term Export Insurance Policy, the General Terms and Conditions of Medium and Long Term Export Insurance (Buyer’s Credit, Standard Type) and the special policy attached thereto issued by KEIC setting out the terms and conditions of the insurance for that Loan (collectively, the KEIC Policies).

KEIC Premium means, in respect of each Vessel, the sum of (i) fifty six per cent (56%) of the installments payable by the Borrower to the relevant Builder under the relevant Shipbuilding Contract multiplied by (ii) the KEIC Insurance Premium Rate, divided by (iii) the difference between 1 minus the KEIC Insurance Premium Rate.

Lender means:

(a)	an Original Lender; or

(b)	any person which becomes a party to this Agreement after the date of this Agreement pursuant to Clause 28.2 (Assignment and transfers by Lenders);

and Lenders means all of them.

LIBOR means for a Term of any Loan or overdue amount:

(a)	the applicable Screen Rate; or

(b)	if no Screen Rate is available for the relevant currency or Term of that Loan or overdue amount, the arithmetic mean (rounded upward to four decimal places) of the rates, as supplied to the Facility Agent at its request, quoted by the Reference Banks to leading banks in the London interbank market, as of 11.00 a.m. on the second London Business Day before the start of the Term for the offering of deposits in the currency of that Loan or overdue amount for a six month period.

Loans means together the Vessel 1 Loan and the Vessel 2 Loan (each a Loan).

London Business Day means a day (other than a Saturday or a Sunday) on which banks are open for business in London.

Losses means each and every liability, loss, charge, claim, demand, action, proceeding, damage, judgment, order or other sanction, enforcement, penalty, fine, fee, commission, interest, lien, salvage, general average, cost and expense of whatsoever nature suffered or incurred by or imposed on the Lenders.

Majority Lenders means Lenders:

(a)

whose share in the outstanding Loans and whose undrawn Commitments then aggregate not less than 66  2/3 per cent. of the aggregate of all the outstanding Loans and the undrawn Commitments of all the Lenders;

(b)	if there is no Loan then outstanding, whose undrawn Commitments then aggregate not less than 66 2/3 per cent. of the Total Commitments; or

(c)

if there is no Loan then outstanding and the Total Commitments have been reduced to zero, whose Commitments aggregated not less than 66  2/3 per cent. of the Total Commitments immediately before the reduction.

Management Agreement means the management agreement made or to be made between the Borrower and the Manager.

Management Agreement Assignment means the assignment of the Management Agreement in form and substance acceptable to the Facility Agent granted or to be granted in favour of the Security Trustee by the Borrower together with any and all notices and acknowledgements entered into in connection therewith.

Manager means Seaspan Management Services Limited of Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda or such other professional manager or managers as may be approved by the Facility Agent (acting in accordance with the instructions of the Majority Lenders) from time to time.

Manager’s Undertaking means a letter of undertaking to be issued by the Manager to the Security Trustee confirming it shall not make a claim to security ranking ahead of the Lenders’ security in respect of a Vessel in form and substance satisfactory to the Security Trustee.

Mandatory Cost means, as the context so requires, the amount calculated by each Lender and notified to the Facility Agent in accordance with Clause 21.16 or the aggregate of the amounts so calculated and notified.

Market Value means, in respect of a Vessel, the average of two valuations each certified in Dollars and carried out by two Approved Valuers, reporting to the Facility Agent by way of written reports in form and substance satisfactory to the Facility Agent (acting reasonably) on the basis of a sale for prompt delivery of the Vessel for cash (free of Security Interests), on a without charter basis and at arm’s-length on normal commercial terms as between willing seller and buyer.

Material Adverse Effect means a material adverse effect on:

(a)	the ability of the Borrower to perform all of its payment obligations under this Agreement; or

(b)	the validity or enforceability of this Agreement.

Maximum Available Loan Amount means in respect of each Vessel, the lesser of:

(a)	65 per cent. of the relevant Vessel Delivered Costs of that Vessel; and

(b)	one hundred and seventeen million six hundred and fifty thousand Dollars (US$117,650,000).

Maximum Facility Amount means two hundred and thirty five million three hundred thousand Dollars (US$235,300,000) being the total of the Maximum Available Loan Amounts for all Vessels.

Maximum KEIC Amount means, in respect of each Vessel, ninety three million five hundred and eighty eight thousand five hundred and fourteen Dollars (US$93,588,514).

Measurement Period means, at any time, the last four (4) fiscal quarters for the Borrower provided always that until four (4) fiscal quarters have elapsed from the date of this Agreement, the period from the date of this Agreement until the date of determination.

Mortgage means, in respect of a Vessel, the first priority Hong Kong ship mortgage to be given by the Borrower in favour of the Security Trustee, in respect of each Vessel, on the Delivery Date of that Vessel in the form attached at Appendix 2.

Obligatory Insurances means in respect of each Vessel:

(a)	all contracts and policies of insurance and all entries in clubs and/or associations which are from time to time required to be effected and maintained in accordance with this Agreement in respect of each of the Vessels; and

(b)	all benefits under the contracts, policies and entries under paragraph (a) above and all claims in respect of them and the return of premiums.

Party means a party to this Agreement or any Finance Document.

Permitted Liens means, in respect of a Vessel:

(a)	Security Interests created by the Security Documents;

(b)	liens for unpaid crew’s wages including wages of the master and stevedores employed by the Vessel, outstanding in the ordinary course of trading for not more than one calendar month after the due date for payment;

(c)	liens for salvage;

(d)	liens for classification or scheduled dry docking or for necessary repairs to that Vessel whose aggregate cost does not exceed US$1,500,000 at any one time in respect of that Vessel;

(e)	liens for collision;

(f)	liens for master’s disbursements incurred in the ordinary course of trading;

(g)	statutory and common law liens of carriers, warehousemen, mechanics, suppliers, materials men, repairers or other similar liens, including maritime liens, in each case arising in the ordinary course of business, outstanding for not more than one month whose aggregate value does not exceed US$500,000; and

in the case of paragraphs (b) to (g) inclusive provided that the amounts which give rise to such liens are paid when due (or, in the case of paragraph (b) or (g) above, within one month of such amount being outstanding) or, if not paid when due are being disputed in good faith by appropriate proceedings (and for the payment of which adequate reserves or security are at the relevant time maintained or provided), provided further that such proceedings, whether by payment of adequate security into Court or otherwise, do not give rise to a material risk of the relevant Vessel or any interest therein being seized, sold, forfeited or otherwise lost or of criminal liability on the Security Trustee.

Post-Delivery Period means, in respect of a Vessel, the period from the Delivery Date of that Vessel until the Final Maturity Date.

Pre-Delivery Period means, in respect of a Vessel, the period from the date of the first Drawing under this Agreement in respect of the Loan relating to that Vessel, until the Delivery Date of that Vessel.

Pro Rata Share means:

(a)	for the purpose of determining a Lender’s share in a utilisation of the Facility, the proportion which its Commitment bears to the Total Commitments; and

(b)	for any other purpose on a particular date:

(i)	the proportion which a Lender’s share of the Loans (if any) bears to all the Loans;

(ii)	if there is no Loan outstanding on that date, the proportion which its Commitment bears to the Total Commitments on that date; or

(iii)	if the Total Commitments have been cancelled, the proportion which its Commitment bore to the Total Commitments immediately before being cancelled.

Quarter Day means each of the 30th  March, 30th June, 30th September, 30th December in each year provided always that such date is a Business Day.

Rate Fixing Day means two (2) London Business Days before the first day of the relevant Term for a Drawing, or unless market practice differs in the London interbank market for a currency, in which case the Rate Fixing Day for that currency will be determined by the Facility Agent in accordance with market practice in the London interbank market (and if quotations would normally be given by leading banks in the London interbank market on more than one day, the Rate Fixing Day will be the last of those days).

Reference Banks means Sumitomo Mitsui Banking Corporation and any other bank or financial institution appointed as such by the Facility Agent (acting on the instructions of the Majority Lenders) under this Agreement.

Refund Guarantees means, in respect of a Vessel, the refund guarantee, issued by the Refund Guarantor in favour of the Borrower or such other refund guarantee as may replace the same from time to time (with the approval of the Facility Agent, acting on the instructions of the Majority Lenders).

Refund Guarantor means National Agricultural Cooperative Federation of Korea or such other refund guarantor (being an international bank with a minimum rating of A by S&P or any other bank approved by the Facility Agent, acting on the instructions of the Majority Lenders) as may replace the same from time to time (with the approval of the Facility Agent, acting on the instructions of the Majority Lenders).

Related Contracts means any or all of the following (as the context requires):

(a)	the Shipbuilding Contracts;

(b)	the Refund Guarantees;

(c)	the Obligatory Insurances;

(d)	the Time Charters;

(e)	the Management Agreement; and

(f)	the KEIC Policies.

Release means an emission, spill, release or discharge into or upon the air, surface water, groundwater, or soils of any Hazardous Materials for which the Borrower has any liability under Environmental Law, except in accordance with a valid Environmental Approval.

Repayment Date means each of the twenty four (24) dates falling at six-monthly intervals as detailed in the Repayment Schedule.

Repayment Instalment means each instalment which is payable for repayment of that Loan in accordance with the Repayment Schedule.

Repayment Schedule means the Schedule of Repayment Dates as detailed in Schedule 7 (Repayment Schedule), to be replaced as required in accordance with Clause 5.1(b) (Repayment of the Loans).

Request means a request made by the Borrower for a Drawing, substantially in the form of Schedule 4 (Form of Payment Request).

Required Insurance Amount means, in respect of a Vessel, at any date of determination, 120 per cent. of the aggregate principal amount of the outstanding portion of Loan relating to that Vessel.

Requisition Compensation means, in respect of a Vessel, all moneys or other compensation payable by reason of requisition for title to, or other compulsory acquisition of, that Vessel including requisition for hire.

Retention Account means the bank account to be opened by the Borrower with the Account Bank and designated “Seaspan Corporation $235.3m Facility – Retention Account”.

Retention Account Charge means the fixed charge or, as the case may be, pledge in respect of all monies standing to the credit from time to time of the Retention Account granted or to be granted by the Borrower in favour of the Security Trustee on or about the date of this Agreement, together with any and all notices and acknowledgements entered into in connection therewith.

Scheduled Delivery Date means:

(a)	for Vessel 1, 22 June 2011; and

(b)	for Vessel 2, 11 July 2011.

Screen Rate means, for LIBOR, and in respect of a Term, the percentage rate per annum for a period substantially the same as the relevant Term displayed on page 3750 of the Telerate screen. If the relevant page is replaced or the service ceases to be available, the Facility Agent may specify another page or service displaying the appropriate rate.

Seaspan Group means:

(a)	any of Kyle Washington, Kevin Washington, Gerry Wang, Graham Porter, Dennis Washington or any of their estate, spouse, and/or descendants; or

(b)	any trust for the benefit of the persons listed in (a) above; or

(c)	an Affiliate of any of the persons listed in (a) or (b) above.

Secured Liabilities means all present and future obligations and liabilities (actual or contingent) of the Borrower to the Finance Parties or any of them under or in connection with any Finance Document.

Security Agreements means:

(a)	the General Assignments;

(b)	the Mortgages;

(c)	the Deeds of Covenant;

(d)	the Insurances Assignments;

(e)	the Management Agreement Assignment;

(f)	the Manager’s Undertaking;

(g)	the Time Charter and Earnings Assignments;

(h)	the Retention Account Charge;

(i)	the Swap Agreement Assignments; and

(j)	any other document designated as such in writing by the Borrower, the Security Trustee and the Facility Agent.

Security Assets means any asset which is the subject of a Security Interest created by a Security Document and any interest or profit in respect of an investment in accordance with Clause 20.5 (Investments).

Security Document means:

(a)	each Security Agreement; and

(b)	any other document evidencing or creating security over any asset of the Borrower to secure any obligation of the Borrower to the Finance Parties or any of them under the Finance Documents.

Security Interest means any mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having a similar effect.

Shipbuilding Contract means, in respect of each Vessel, the agreement between the relevant Builder and the Borrower dated 8 September 2007.

SMBCE means Sumitomo Mitsui Banking Corporation Europe Limited.

S & P means Standard & Poor’s Ratings Group and any successor thereto.

Subsidiary means:

(a)	a subsidiary within the meaning of section 736 of the Companies Act 1985; and

(b)	unless the context otherwise requires, a subsidiary undertaking within the meaning of section 258 of the Companies Act 1985.

Swap Agreement Assignment means, in respect of the transactions entered into as of 4 September 2007 as evidenced by the confirmations dated 30 January 2008, incorporating by reference the terms of the ISDA Master Agreement dated 8 August 2006 (each a Confirmation), the assignment of those Confirmations to be granted by the Borrower in favour of the Security Trustee (for and on behalf of itself and the Finance Parties) in the form attached at Appendix 4, together with any and all notices and acknowledgements entered into in connection therewith.

Tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including, without limitation, any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

Tax Deduction means a deduction or withholding for or on account of Tax made from a payment under a Finance Document by a payer for or on account of Tax imposed on that payer by any jurisdiction from which such payment is made or within which such payment arises.

Tax Payment means a payment made by the Borrower to a Lender in any way relating to a Tax Deduction or under any indemnity given by the Borrower in respect of Tax under any Finance Document.

Term means each period determined under this Agreement by reference to which interest payable on a Loan or an overdue amount is calculated.

Time Charter means, in respect of each Vessel, the time charterparty entered into by the Borrower and the Charterer or such other time charterparty entered into from time to time in respect of a Vessel in accordance with this Agreement.

Time Charter and Earnings Assignment means, in respect of a Vessel, the assignment of the Time Charter and the Earnings granted or to be granted by the Borrower in favour of the Security Trustee in the form attached at Appendix 5, together with any and all notices entered into in connection therewith.

Total Commitments means the aggregate of the Commitments of all the Lenders.

Total Loss means in relation to a Vessel:

(a)	actual, constructive, compromised, agreed or arranged total loss of that Vessel;

(b)	requisition for title or other compulsory acquisition of that Vessel otherwise than by requisition for hire;

(c)	capture, seizure, arrest, detention, or confiscation of that Vessel by any government or by persons acting or purporting to act on behalf of any government or by any other person which deprives the Borrower of that Vessel or as the case may be the Charterer of the use of that Vessel for more than sixty (60) days after that occurrence; and

(d)	requisition for hire of that Vessel by any government or by persons acting or purporting to act on behalf of any government which deprives the Borrower or as the case may be the Charterer of the use of that Vessel for a period of sixty (60) days, other than a charter of the Vessel to a government or government agency approved by the Borrower and by the Facility Agent (acting on the instructions of the Majority Lenders).

Transfer Certificate means a certificate, substantially in the form of Schedule 6 (Form of Transfer Certificate), with such amendments as the Facility Agent and the Borrower may approve or reasonably require or any other form agreed between the Facility Agent and the Borrower.

Uncovered Portion means, in respect of each Loan:

(a)	during the Pre-Delivery Period, an amount up to a maximum of twenty four million sixty one thousand four hundred and eighty six Dollars (US$24,061,486) being the amount of the aggregate of all Drawings under that Loan, less the KEIC Covered Portion; and

(b)	during the Post-Delivery Period, the amount set out opposite the appropriate Repayment Instalment in Schedule 7 (Repayment Schedule).

U.S. GAAP means generally accepted accounting principles adopted and accepted in the United States of America (i) on the date of this Agreement when used in the context of calculating the financed covenants set out in Clause 17 and (ii) otherwise, from time to time.

Utilisation Date means each date on which the Facility or any part thereof is utilised.

Vessel 1 means the 13,100 TEU vessel to be constructed in accordance with the relevant Shipbuilding Contract, with Hull No. S454.

Vessel 2 means the 13,100 TEU vessel to be constructed in accordance with the relevant Shipbuilding Contract, with Hull No. 2179.

Vessel 1 Loan means such part of the Facility as is drawn down in respect of Vessel 1 and is in the maximum principal amount of the lesser of:

(a)	one hundred and seventeen million six hundred and fifty thousand Dollars (US$117,650,000);

(b)	65 per cent. of the Vessel Delivered Costs relating to Vessel 1; and

(c)	when aggregated with the Vessel 2 Loan, the Maximum Facility Amount or the principal amount thereof from time to time outstanding under this Agreement.

Vessel 2 Loan means such part of the Facility as is drawn down in respect of Vessel 2 and is in the maximum principal amount of the lesser of:

(a)	one hundred and seventeen million six hundred and fifty thousand Dollars (US$117,650,000);

(b)	65 per cent. of the Vessel Delivered Costs relating to Vessel 2; and

(c)	when aggregated with the Vessel 1 Loan, the Maximum Facility Amount;

or the principal amount thereof from time to time outstanding under this Agreement.

Vessel Contract Price means, in respect of a Vessel, the amount of one hundred and sixty five million two hundred and eighty four thousand Dollars (US$165,284,000) as evidenced in the relevant Shipbuilding Contract.

Vessel Delivered Costs means, in respect of each Vessel, the aggregate of:

(a)	the Vessel Contract Price;

(b)	all other costs and expenses in connection with the Shipbuilding Contract, including supervision costs (such costs and expenses to be documented to the reasonable satisfaction of the Facility Agent);

(c)	fees, commissions, interest, costs and expenses due prior to the Delivery Date under the Finance Documents;

(d)	legal fees; and

(e)	the KEIC Premium,

which amount shall be in the maximum amount of the lesser of (i) one hundred and eighty one million Dollars (US$181,000,000) per Vessel and (ii) three hundred and sixty two million Dollars (US$362,000,000) in total. Sums included in the Vessel Delivered Costs and not covered by the aggregate amount of the Refund Guarantees shall not exceed one million five hundred thousand Dollars (US$1,500,000) per Vessel except that it may be increased to an amount of up to two million five hundred thousand Dollars ($2,500,000) per Vessel with the consent of the Facility Agent.

Vessels means together Vessel 1 and Vessel 2 and Vessel means any of them.

1.2	Construction

(a)	In this Agreement, unless the contrary intention appears, a reference to:

(i)	an amendment includes a supplement, novation, restatement or re-enactment and amended will be construed accordingly;

assets includes present and future properties, revenues and rights of every description;

an authorisation includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration or notarisation;

disposal means a sale, transfer, grant, lease or other disposal, whether voluntary or involuntary, and dispose will be construed accordingly;

indebtedness includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money;

a person includes any individual, company, corporation, unincorporated association or body (including a partnership, trust, joint venture or consortium), government, state, agency, organisation or other entity whether or not having separate legal personality and their successors in title, permitted assigns and permitted transferees;

a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law but, if not having the force of law, being of a type with which any person to which it applies is accustomed to comply) of any governmental, inter-governmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(ii)	a currency is a reference to the lawful currency for the time being of the relevant country;

(iii)	a Default being outstanding means that it has not been cured, remedied or waived;

(iv)	a provision of law is a reference to that provision as extended, applied, amended or re-enacted and includes any subordinate legislation;

(v)	a Clause, a Subclause or a Schedule is a reference to a clause or subclause of, or a schedule to, this Agreement;

(vi)	a Finance Document or another document is a reference to that Finance Document or other document as amended;

(vii)	a time of day is a reference to London time; and

(viii)	words importing the plural shall include the singular and vice versa.

(b)	Unless the contrary intention appears, a reference to a month or months is a reference to a period starting on (and including) one day in a calendar month and ending on (but excluding) the numerically corresponding day in the next calendar month or the calendar month in which it is to end, except that:

(i)	if the numerically corresponding day is not a Business Day, the period will end on the next Business Day in that month (if there is one) or the preceding Business Day (if there is not);

(ii)	if there is no numerically corresponding day in that month, that period will end on the last Business Day in that month; and

(iii)	notwithstanding subparagraph (i) above, a period which commences on the last Business Day of a month will end on the last Business Day in the next month or the calendar month in which it is to end, as appropriate.

(c)	Unless expressly provided to the contrary in a Finance Document, a person who is not a party to a Finance Document may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999 and notwithstanding any term of any Finance Document, the consent of any third party is not required for any variation (including any release or compromise of any liability) or termination of that Finance Document.

(d)	Unless the contrary intention appears or unless the context otherwise permits:

(i)	a reference to a Party will not include that Party if it has ceased to be a Party under this Agreement;

(ii)	a word or expression used in any other Finance Document or in any notice given in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement; and

(iii)	any obligation of the Borrower under the Finance Documents which is not a payment obligation remains in force in accordance with its terms for so long as any payment obligation of the Borrower is or may be outstanding under the Finance Documents.

(e)	The headings in this Agreement do not affect its interpretation.

2.	FACILITY AND PURPOSE

2.1	Facility

Subject to the terms of this Agreement, the Lenders shall make available to the Borrower a term loan facility in a maximum aggregate amount equal to the Maximum Facility Amount. The term loan facility shall be made available in two Loans (Vessel 1 Loan and Vessel 2 Loan). Each Loan shall be capable of being drawn, up to the relevant Maximum Available Loan Amount, in one or more Drawings on the dates described in Clause 4.2(a) (Completion of Requests).

2.2	Purpose

Each Loan may be used only in or towards financing the construction, acquisition and Vessel Delivered Costs of the Vessel to which it relates including reimbursing the Borrower for any amount of Vessel Delivered Costs paid by the Borrower.

2.3	No obligation to monitor

No Finance Party is obliged to monitor or verify the utilisation of any Loan.

2.4	Nature of a Finance Party’s rights and obligations

Unless otherwise agreed by all the Finance Parties:

(a)	the obligations of a Finance Party under the Finance Documents are several;

(b)	failure by a Finance Party to perform its obligations does not affect the obligations of any other Party under the Finance Documents;

(c)	no Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents;

(d)	the rights of a Finance Party under the Finance Documents are separate and independent rights;

(e)	a Finance Party may, except as otherwise stated in the Finance Documents, separately enforce those rights; and

(f)	a debt arising under the Finance Documents to a Finance Party is a separate and independent debt.

3.	CONDITIONS PRECEDENT

3.1	Conditions precedent documents

(a)	A Drawing under a Loan (other than in respect of a Delivery Date Instalment) may not occur until the Facility Agent has notified the Borrower and the Lenders that it has received all of the documents and evidence set out in Part 1 of Schedule 2 (Initial Conditions Precedent Documents) in form and substance satisfactory to the Facility Agent or that it expects to receive outstanding documents or evidence on or before the date of the relevant Drawing. The Facility Agent must give this notification to the Borrower and the Lenders promptly upon being so satisfied.

(b)	As soon as reasonably practicable following the date of the first Drawing under the Facility, the Borrower shall procure that a legal opinion in form and substance reasonable satisfactory to the Facility Agent, issued by Global Law Office, People’s Republic of China legal advisors to the Lenders, is provided to the Facility Agent, in respect of the execution of the Time Charters, such opinion to be addressed to the Facility Agent as agent for and on behalf of itself and the Lenders.

(c)	A Drawing representing the amount of a Delivery Date Instalment may not occur until the Facility Agent has notified the Borrower and the Lenders that it has received all of the documents and evidence set out in Part 2 of Schedule 2 (Delivery Date Conditions Precedent Documents) in form and substance satisfactory to the Facility Agent or that it expects to receive outstanding documents or evidence on or before the relevant Delivery Date. The Facility Agent must give this notification to the Borrower and the Lenders promptly upon being so satisfied.

(d)	If the Borrower has made a Request in respect of a Delivery Date Instalment, the Borrower will not sign a Protocol of Delivery and Acceptance in respect of the Vessel to which the Request relates unless the Facility Agent has confirmed that the conditions precedent referred to in Clause 3.1(a) or Clause 3.1(c) (as applicable) above have been or will, simultaneously with such signing, be satisfied.

(e)	Immediately following the date of a Drawing in respect of a Delivery Date Instalment the Borrower shall provide to the Facility Agent all documents and evidence set out in Schedule 3 (Conditions Subsequent to Delivery Date Instalment) in form and substance satisfactory to the Facility Agent.

3.2	Further conditions precedent

The obligations of each Lender to advance any Drawing are subject to the further conditions precedent that on both the date of the Request and the Utilisation Date for that Loan:

(a)	the representations made under Clause 14 (Representations) are correct in all material respects; and

(b)	no Default is outstanding or would result from the Drawing.

3.3	Maximum Number

A Request may not be given if, as a result of the Drawing to be made pursuant to that Request, there would be more than an aggregate amount of four (4) Drawings outstanding at any one time under the Loans.

4.	UTILISATION

4.1	Giving of Requests

(a)	The Borrower may borrow each Loan by giving to the Facility Agent a duly completed Request in respect of a Drawing under that Loan.

(b)	Unless the Facility Agent otherwise agrees, the latest time for receipt by the Facility Agent of a duly completed Request is 12:00 noon (New York time) four (4) Business Days prior to the proposed date for the borrowing.

(c)	Each Request is irrevocable.

4.2	Completion of Requests

A Request for a Drawing under a Loan will not be regarded as having been duly completed unless:

(a)	the Utilisation Date is a Business Day falling within the Availability Period;

(b)	in respect of a Drawing under a Loan, it is in an amount which does not exceed the Vessel Delivered Costs then due in respect of the relevant Vessel, it being agreed that the relevant KEIC Premium shall be due and payable on the date of the first Drawing under that Loan;

(c)	in respect of a Drawing under a Loan, it is in an amount which, when aggregated with the amounts drawn down or to be drawn down under any other Requests in respect of Drawings under that Loan, does not exceed the Maximum Available Loan Amount;

(d)	the amount requested for the Drawing does not exceed, when aggregated with the amounts drawn down or to be drawn down under any other Requests in respect of Drawings under any other Loans, the Maximum Facility Amount;

(e)	the proposed Term complies with this Agreement.

Only one Drawing may be requested in a Request.

4.3	Advance of Loans

(a)	The Facility Agent must promptly and in any event three (3) Business Days before the proposed date for the borrowing notify each Lender of the details of the requested Drawing and the amount of its share in that Drawing.

(b)	The amount of each Lender’s share of the Loan will be its Pro Rata Share on the proposed Utilisation Date.

(c)	No Lender is obliged to participate in a Drawing if, as a result, its share in the Loans would exceed its Commitment.

(d)	If the conditions set out in this Agreement have been met, each Lender must make its share in the Drawing available by the Utilisation Date through its Facility Office.

4.4	Capitalisation

For each Loan, from the period of the date of the first Drawing under this Agreement in respect of such Loan until the Delivery Date of the relevant Vessel, the commitment fee payable in accordance with Clause 23.1 and interest calculated and payable in accordance with Clause 7.2 relating to that Vessel’s Loan, shall accrue on the Loan relating to that Vessel and shall, on the last day of each Term during such period, be capitalised and added to the principal amount of the Loan outstanding provided always that such sum does not exceed the Maximum Available Loan Amount.

5.	REPAYMENT

5.1	Repayment of the Loans

(a)	The Borrower must repay the Loans to the Facility Agent on each Repayment Date in accordance with the Repayment Schedule. Each Repayment Instalment will be applied by the Facility Agent amongst the Loans pro rata against the principal amounts outstanding in respect of each Loan. The first Repayment Date will be six (6) months after the Delivery Date of the last Vessel to be delivered.

(b)	The Facility Agent shall notify the Borrower and the Lenders of any change in the amount or the timing of any Repayment Instalment, as soon as practicable after the occurrence of an event which will have such an effect. In the event of any such notification, the Facility Agent shall replace the relevant Repayment Schedule attached at Schedule 7 (Repayment Schedule) with a new Repayment Schedule reflecting the correct Repayment Instalments and the correct Repayment Dates and promptly provide a copy thereof to the Borrower and the Lenders. To the extent that such change results from a reduction in the principal amount of the Loans from that assumed when the then current Repayment Schedule was produced, any such reduction (other than a prepayment in accordance with Clause 6.8) shall be applied pro rata against the Repayment Instalments.

(c)	In any event, each Loan shall be repaid in full on the Final Maturity Date. Together with the twenty fourth and final Repayment Instalment a balloon of no more than fifty three million Dollars (US$53,000,000) shall be payable.

6.	PREPAYMENT AND CANCELLATION

6.1	Mandatory prepayment—illegality

(a)	If it becomes, or to the knowledge of any Lender is to become, unlawful in any jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or a Finance Document or to fund or maintain its share in one or more of the Loans (the Event of Illegality), that Lender shall notify the Facility Agent and the Borrower.

(b)	After notification under paragraph (a) above, the Borrower and that Lender shall thereafter consult with each other and use reasonable commercial efforts for a period of thirty (30) days or in the event that the Event of Illegality takes effect before the expiration of thirty (30) days, for the maximum number of days available before the Event of Illegality takes effect with a view to restructuring the Facility in such a way as to avoid the effect of the Event of Illegality.

(c)	If agreement cannot be reached between the parties within the period specified in paragraph (b) above:

(i)	the Borrower shall repay the share of that Lender in the relevant Loan or Loans on the date specified in paragraph (d) below to the extent required to resolve the illegality; and

(ii)	the Commitment of that Lender will be immediately cancelled.

(d)	The date for repayment of a Lender’s share in a Loan or Loans will be:

(i)	the last day of the current Term of that Loan; or

(ii)	if earlier, the date specified by that Lender in the notice delivered to the Borrower (being no earlier than the last day of any applicable grace period permitted by Applicable Law).

6.2	Mandatory prepayment—Change of Control of Borrower

(a)	The Borrower must promptly notify the Facility Agent if it becomes aware of a Change of Control.

(b)	After notification under paragraph (a) above or if the Facility Agent otherwise becomes aware of the same and (acting on the instructions of the Majority Lenders) so notifies the Borrower at any time within thirty (30) days, the Borrower shall make an offer to the Facility Agent within five (5) Business Days of such notice to repay all of the outstanding Loans within thirty (30) days of such notice. Any failure of the Borrower to make an offer in accordance with this Clause will be an Event of Default (and not subject to any applicable grace periods set out in Clause 19 hereof).

6.3	Mandatory prepayment—Change of control of the Charterer

(a)	The Borrower must promptly notify the Facility Agent if it becomes aware of any person or group of persons acting in concert gaining control of the Charterer, be it direct or indirect.

(b)	If, after notification under paragraph (a) above or if the Facility Agent otherwise becomes aware of the same in respect of the Charterer, the Facility Agent (acting on the instructions of all of the Lenders) considers that the change of control of the Charterer has, or is reasonably likely when it takes effect to have, a Material Adverse Effect, the Facility Agent shall promptly notify the Borrower of such conclusion and the provisions of the balance of this Clause 6.3 shall have effect.

(c)	After notification under paragraph (b) above, the Borrower shall have six (6) months to obtain a suitable substitute charterer, such substitute charterer to be satisfactory in all respects to all of the Lenders.

(d)	The Borrower shall procure that the substitute charterer enters into any and all documents equivalent in all material respects to the documents currently existing and entered into by the relevant Charterer or such other documents as are acceptable to the Lenders.

(e)	If the Borrower is unable to obtain a suitable substitute charterer in accordance with the terms of this Clause 6.3, the Borrower shall immediately prepay all outstanding Loans.

(f)	In paragraph (a) above:

control means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract or otherwise by Applicable Law, and controls and controlled shall be construed in like manner; and

acting in concert has the meaning given to it in the City Code on Takeovers and Mergers.

6.4	Mandatory prepayment—Charter Breach, Expiration or Termination of Charter

Unless the Borrower complies with the provisions of Clause 16.25(c) (Charter Breach, Expiration or Termination of Charter) or the Security Trustee receives additional security satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders), upon the Charter Breach, expiration or termination of a Time Charter in accordance with 16.25(b) (Charter Breach, Expiration or Termination of Charter), the Borrower shall be obliged to prepay an amount of the Loan relating to the relevant Vessel to ensure that the aggregate of the Market Value of the Vessels then delivered is not less than 125% of the aggregate principal amount of the outstanding Loans in respect of those Vessels.

6.5	Mandatory prepayment—Sale, Total Loss or non-delivery of a Vessel

(a)	Unless, prior to the expiry of the periods referred to in (i), (ii) and (iii) below, the Borrower complies with the provisions of Clause 6.6 below, the Borrower shall prepay the proportion of the Loan then outstanding that the Market Value of the Vessel the subject of the sale, Total Loss or non-delivery bears to the aggregate Market Value of the Vessels in the following circumstances and at the following times:

(i)	if that Vessel is sold, on or before the date falling ninety (90) days after the date on which the sale is completed by delivery of that Vessel to a buyer; or

(ii)	if there is a Total Loss on or before the date falling ninety (90) days after the Date of Total Loss; or

(iii)	if a Vessel is not delivered, on or before the date falling one hundred and twenty (120) days after the cancellation of a Shipbuilding Contract.

(b)	The Borrower shall, immediately on receipt of the same, credit to the Retention Account the sale, Total Loss or Refund Guarantee proceeds received by the Borrower in respect of the Vessel the subject of the sale, Total Loss or non-delivery. Such proceeds shall remain in the Retention Account until either (i) they are to be applied in or towards satisfaction of the prepayment obligations of the Borrower pursuant to Clause 6.5(a) or (ii) the provisions of Clause 6.6 are complied with, in which event such proceeds shall be released to the Borrower.

6.6	Vessel substitution

(a)	In the event that a Vessel is sold or becomes a Total Loss or is not delivered to the Borrower, the Borrower may, at any time within ninety (90) days after the sale of the Vessel, the Date of Total Loss of the Vessel or the date of cancellation of the Shipbuilding Contract, substitute the Vessel with a replacement vessel in accordance with the terms of this Clause 6.6. The replacement vessel shall be required:

(i)	to undergo a valuation conducted to determine its Market Value;

(ii)	as at the time of substitution, to be of at least equal value to the latest Market Value of the Vessel (assuming, where relevant, that the Vessel had not become the subject of a Total Loss), provided always that the value of the replacement vessel may be less than the latest Market Value of the Vessel if the Borrower prepays, at the time of substitution, an amount of the Loan relating to such Vessel equal to the difference between the value of the replacement vessel and the latest Market Value of the Vessel (discounting the effects of any Total Loss upon the value of the Vessel);

(iii)	to have a similar remaining useful life as the Vessel; and

(iv)	to be time chartered under a time charter in form and substance in all material respects acceptable to the Facility Agent with a time charterer acceptable in all respects to the Facility Agent, with a term extending at least to the Final Maturity Date, such determinations to be made by the Facility Agent (acting on the instructions of the Majority Lenders) (the Replacement Vessel).

(b)	Any such request by the Borrower pursuant to Clause 6.6(a) above (the Replacement Request) shall be made to the Facility Agent in writing at least thirty (30) Business Days prior to the proposed date of substitution (the Substitution Date) and shall be accompanied by evidence of compliance by the Borrower with the conditions specified in Clause 6.6 above.

(c)	Subject to satisfaction of the above conditions in full, the Facility Agent (acting on the instructions of the Majority Lenders) shall agree to the replacement of the Vessel by the Replacement Vessel on the Substitution Date provided that:

(i)	as at the date of the Replacement Request and at the Substitution Date, no Default or Event of Default has occurred and is continuing;

(ii)	there are no material and adverse tax, credit or other relevant implications which it is possible may arise as a result of the substitution;

(iii)	the Facility Agent has received a survey in respect of the Replacement Vessel, reasonably satisfactory to the Facility Agent; and

(iv)

on or prior to the Substitution Date, the Borrower will have executed equivalent Security Documents in relation to the Replacement Vessel, including but not limited to a first priority ship mortgage in a jurisdiction acceptable to the Facility Agent, an assignment of the earnings, obligatory insurances and any management and charter arrangements in respect of the Replacement Vessel, and such other security documents as the Facility Agent

(acting on the instructions of the Majority Lenders) may determine appropriate in order to place the Finance Parties in substantially the same position in all respects (mutatis mutandis) as they would have been in prior to the Substitution Date.

(d)	All costs in connection with the Replacement Request (including but not limited to the costs of any legal advisors and any costs incurred in valuing and surveying the Replacement Vessel) shall be for the account of the Borrower.

6.7	Termination of KEIC Policy

If, for any reason not directly or substantially attributable to any of the Lenders or the Facility Agent (or any of them):

(a)	a KEIC Policy ceases to be valid or enforceable in any material respect other than in the circumstances set out in Clause 19.13 (invalidity of KEIC Policies); or

(b)	KEIC gives notice to the Facility Agent to determine its obligations under a KEIC Policy,

the Borrower shall (after the expiry of a ninety (90) day period during which the Borrower and the Facility Agent shall consult with each other and use reasonable commercial efforts to restructure the Facility or replace the KEIC Policies with a new form of security) prepay the KEIC Covered Portion of that Loan in full together with accrued interest to the date of prepayment and all other sums then due and payable in respect of that Loan under this Agreement and the other Security Documents or any of them.

6.8	Voluntary prepayment

(a)	The Borrower may, by giving not less than ten (10) days’ prior written notice to the Facility Agent, prepay the Loans in whole or from time to time in part on the last day of any Term.

(b)	A prepayment must be in a minimum amount of US$5,000,000 and in any event in integral multiples of US$1,000,000.

(c)	Unless the Facility Agent (acting on the instructions of the Majority Lenders) otherwise agrees, any voluntary prepayment under this Clause 6.8 shall be applied against the Repayment Instalments of the relevant Loan in the order of their maturity.

(d)	No amount prepaid under this Agreement may be reborrowed.

6.9	Automatic cancellation

The obligation of a Lender to advance the undrawn amount of its Commitment in relation to the relevant Loan will be automatically cancelled at the close of business on the last day of the relevant Availability Period.

6.10	Voluntary cancellation

(a)	The Borrower may, by giving not less than ten (10) days’ prior notice to the Facility Agent, cancel the unutilised amount of the Total Commitments in whole or in part.

(b)	Partial cancellation of the Total Commitments must be in a minimum amount of US$5,000,000 and in integral multiples of US$2,500,000 in excess of US$5,000,000.

(c)	Any cancellation in whole or in part will be applied against the Commitment of each Lender pro rata.

6.11	Voluntary prepayment and cancellation

(a)	If the Borrower is, or will be, required to pay to a Lender a Tax Payment or an Increased Cost, the Borrower may, while the requirement continues, give notice to the Facility Agent requesting prepayment and cancellation in respect of that Lender.

(b)	After notification under paragraph (a) above:

(i)	the Borrower must repay or prepay that Lender’s share in each Loan made to it on the date specified in paragraph (c) below; and

(ii)	the Commitment of that Lender will be immediately cancelled.

(c)	The date for repayment or prepayment of a Lender’s share in a Loan(s) will be the last day of the current Term for the relevant Loan or, if earlier, the date specified by the Borrower in the notice delivered to the Facility Agent.

6.12	Partial prepayment of Loans

(a)	Except where this Clause 6 expressly provides otherwise, any partial prepayment will be applied against the remaining Repayment Instalments, in the order of their maturity.

(b)	Upon any such partial prepayment, the Facility Agent shall replace the Repayment Schedule attached at Schedule 7 (Repayment Schedule) with a new Repayment Schedule reflecting the correct Repayment Instalments and promptly provide a copy thereof to the Borrower.

(c)	No amount prepaid under this Agreement may subsequently be re-borrowed.

6.13	Miscellaneous provisions

(a)	Any notice of prepayment and/or cancellation under this Agreement is irrevocable and must specify the relevant date(s).

(b)	All prepayments under this Agreement must be made with accrued interest on the amount prepaid. All prepayments shall also be subject to Break Costs in respect of any amounts prepaid to the Lenders.

(c)	No prepayment or cancellation is allowed except in accordance with the express terms of this Agreement.

7.	INTEREST

7.1	Calculation of interest

(a)	The rate of interest on each Loan for each Term is the percentage rate per annum equal to the aggregate of:

(i)	the Applicable Margin; and

(ii)	LIBOR (together, the Interest Rate).

(b)	Interest shall be calculated by reference to the actual number of days elapsed and on the basis of a year of 360 days. Interest shall accrue from and including the first day of each Term to but excluding the last day of such Term.

7.2	Payment of interest

Except where it is provided to the contrary in this Agreement, the Borrower must pay accrued interest on each Loan on the last day of each Term.

7.3	Interest on overdue amounts

(a)	If the Borrower fails to pay any amount payable by it under the Finance Documents, it must immediately on demand by the Facility Agent pay interest on the overdue amount from its due date up to the date of actual payment, both before, on and after judgment.

(b)	If the overdue amount is a principal amount of a Loan or is an amount accruing in respect of interest on a Loan and becomes due and payable prior to the last day of its current Term, then:

(i)	the first Term for that overdue amount will be the unexpired portion of that Term and the rate of interest on the overdue amount for that first Term will be two (2) per cent. per annum above the Interest Rate; and

(ii)	thereafter, any subsequent Term for that overdue amount shall be selected by the Facility Agent (acting on the instructions of the Majority Lenders, acting reasonably) who may select successive Terms of any duration up to six (6) months, and the rate of interest on the overdue amount will be two (2) per cent. per annum above the Interest Rate.

After the expiry of the first Term for that overdue amount, the rate on the overdue amount will be calculated in accordance with paragraph (c) below.

(c)	In respect of any amounts outstanding other than in accordance with paragraph (b) above, interest on such overdue amount is payable at a rate determined by the Facility Agent to be two (2) per cent. per annum above the Interest Rate. For this purpose, the Facility Agent may (acting on the instructions of the Majority Lenders, acting reasonably) select successive Terms of any duration of up to six (6) months.

(d)	Interest (if unpaid) on an overdue amount will be compounded with that overdue amount at the end of each of its Terms but will remain immediately due and payable.

7.4	Notification of rates of interest

The Facility Agent must promptly notify each Party of the determination of a rate of interest under this Agreement and the Mandatory Cost payable, if any.

7.5	Mandatory Cost

The Borrower shall pay to the Facility Agent the Mandatory Cost, if any, for each Loan on the last day of the Term in respect of which it has been calculated.

8.	TERMS

8.1	Selection

(a)	Each Loan has successive Terms.

(b)	The Borrower must select the first Term for a Loan in the relevant Request and each subsequent Term in an irrevocable notice received by the Facility Agent no later than 11:00am (London time) three (3) Business Days before the Rate Fixing Day for that Term. Each Term for a Loan will start on its Utilisation Date or on the expiry of its preceding Term. If the Borrower fails to select a Term for an outstanding Loan under this paragraph (b), that Term will, subject to the other provisions of this Clause, be for a period of six (6) months.

(c)	Subject to the following provisions of this Clause 8 and paragraph (b) above, each Term for a Loan prior to the Post-Delivery Period in respect of that Loan shall be for a period of one (1), two (2), three (3) or six (6) months or any other period agreed by the Lenders in their absolute discretion. Each Term for a Loan during the Post-Delivery Period in respect of that Loan shall be for a period of six (6) months or such other period requested by the Borrower and accepted by the Facility Agent. If a Term would otherwise overrun the relevant Repayment Date, it will be shortened so that it ends on the relevant Repayment Date.

8.2	Consolidation

The first Term for the Drawing under a Loan will commence on its Utilisation Date and each subsequent Term shall commence on the last day of the previous Term provided always that the first Term for the Drawings under the second and subsequent Loans shall end on the last day of the current Term for existing Drawings under the then existing Loan(s).

8.3	No overrunning the Final Maturity Date

If a Term would otherwise overrun the Final Maturity Date, it will be shortened so that it ends on the Final Maturity Date.

8.4	Other adjustments

The Facility Agent and the Borrower may enter into such other arrangements as they may agree for the adjustment of Terms and the consolidation and/or splitting of Loans.

9.	MARKET DISRUPTION

9.1	Failure of the Reference Bank to supply a rate

If LIBOR is to be calculated by reference to the Reference Banks but if the Reference Banks are unable to supply a rate by 11.00 a.m. London time on the Rate Fixing Day, the applicable LIBOR will be calculated in accordance with Clause 9.2 (Market disruption).

9.2	Market disruption

(a)	A market disruption event shall arise where:

(i)	no, or only one, Reference Bank supplies a rate by 11.00 a.m. on the Rate Fixing Day; or

(ii)	the Facility Agent receives by close of business on the Rate Fixing Day notification from any Lender or Lenders whose aggregate shares in the relevant Loan exceed 35 per cent. of that Loan that the cost to them of obtaining matching deposits in the relevant interbank market is in excess of LIBOR for the relevant Term.

(b)	The Facility Agent must promptly notify the Borrower and the Lenders of a market disruption event.

(c)	After notification under paragraph (b) above, the rate of interest on the affected Loan for the relevant Term will be the aggregate of the applicable:

(i)	Applicable Margin;

(ii)	the rate notified to the Facility Agent by those Lenders as soon as practicable, and in any event before interest is due to be paid in respect of that Term, to be that which expresses as a percentage rate per annum the cost to those Lenders of funding the Loan from whatever source each of them may reasonably select; and

(iii)	any increase in Mandatory Cost above the level of Mandatory Cost prevailing at the date of this Agreement.

9.3	Alternative basis of interest or funding

(a)	If a market disruption event occurs and the Facility Agent or the Borrower so require, the Borrower and the Facility Agent must enter into negotiations for a period of not more than thirty (30) days with a view to agreeing to an alternative basis for determining the rate of interest and/or funding for the affected Loan and any future Loan.

(b)	Any alternative basis agreed between the Borrower and the Facility Agent will be, with the prior written consent of all the Lenders, binding on all the Parties hereto.

10.	TAXES

10.1	Tax gross-up

(a)	The Borrower must make all payments to be made by it under the Finance Documents without any Tax Deduction, unless a Tax Deduction is required by an Applicable Law.

(b)	If a Tax Deduction is required by an Applicable Law to be made by the Borrower or, as the case may be, the Facility Agent, the amount of the payment due from the Borrower will be increased, or, as the case may be, the Borrower shall make an additional payment, so that the amount (after making the Tax Deduction) received by the recipient is equal to the payment which would have been due if no Tax Deduction had been required.

(c)	If the Borrower is required to make a Tax Deduction, the Borrower must make the minimum Tax Deduction and must make any payment required in connection with that Tax Deduction within the time allowed by the Applicable Law.

(d)	Within fifteen (15) days of making either a Tax Deduction or a payment required in connection with a Tax Deduction the Borrower must deliver to the Facility Agent for the relevant Finance Party, documents or other information (or certified copies thereof) evidencing satisfactorily to that Finance Party (acting reasonably) that the Tax Deduction has been made or (as applicable) the appropriate payment has been paid to the relevant taxing authority.

10.2	Tax Indemnity

Without prejudice to the provisions of Clause 10.1 (Tax gross-up), if any Lender is required to make any payment on account of Tax solely as a result of its entry into any Finance Document (not being a Tax imposed on the net income of a Lender or its Facility Office by the jurisdiction in which it is incorporated, or the jurisdiction in which its Facility Office is located or on the capital of that Lender employed in such jurisdiction or jurisdictions) on any sum received or receivable under the Finance Documents (including, without limitation, any sum received or receivable under this Clause 10.2) or any liability in respect of any such payment is asserted, imposed, levied or assessed against a Lender, the Borrower shall (within three (3) Business Days of demand by the Facility Agent) indemnify that Lender against such payment or liability, together with any interest, penalties and expenses payable or incurred in connection therewith.

10.3	Tax Credit

If a Lender or, as the case may be, the Facility Agent determines in its absolute discretion, acting in good faith, that it has received, realised, utilised and retained a Tax benefit by reason of any deduction or withholding in respect of which the Borrower has made an increased payment or paid a compensating sum under this Clause 10 that Lender or, as the case may be, the Facility Agent shall, provided it has received all amounts which are then due and payable by the Borrower under any of the provisions of this Agreement and the other Finance Documents, pay to the Borrower (to the extent that Lender or, as the case may be, the Facility Agent can do so without prejudicing the amount of that benefit and the right of that Lender, or as the case may be, the Facility Agent to obtain any other benefit, relief or allowance which may be available to it), such amount, if any, as that Lender, or as the case may be, the Facility Agent shall determine in its absolute discretion acting in good faith, will leave that Lender, or as the case may be, the Facility Agent in no better and no worse position than it would have been in if the deduction or withholding had not been required and so that it retains no benefit as a result of the receipt of such deduction.

10.4	Notification of Claim

A Lender making, or intending to make, a claim under Clause 10.2 (Tax Indemnity) shall promptly notify the Facility Agent of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Borrower.

10.5	Conduct of Business by the Finance Parties

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

10.6	Stamp taxes

The Borrower must pay and indemnify each Finance Party against any stamp duty, registration or other similar Tax payable by a Finance Party in connection with the entry into, performance or enforcement of any Finance Document, except for any such Tax payable in connection with entering into a Transfer Certificate.

10.7	Value added taxes

Any amount (including costs and expenses) payable under a Finance Document by the Borrower is exclusive of any value added tax or any other Tax of a similar nature which might be chargeable in connection with that amount. If any such Tax is chargeable, the Borrower must pay to the relevant Finance Party (in addition to and at the same time as paying that amount) an amount equal to the amount of that Tax.

11.	INCREASED COSTS

11.1	Increased Costs

Except as provided below in this Clause 11, the Borrower must pay to a Finance Party the amount of any Increased Cost incurred by that Finance Party or its Subsidiaries, or its Affiliates as a result of:

(a)	the introduction of, or any change in, or any change in the interpretation or application of, any law or regulation of general application to financial institutions in the jurisdiction of such Finance Party; or

(b)	compliance with any law or regulation,

made after the date of this Agreement.

11.2	Exceptions

The Borrower need not make any payment for an Increased Cost to the extent that the Increased Cost is:

(a)	compensated for under another Clause or would have been but for an exception to that Clause;

(b)	a Tax on the overall net income of the relevant Finance Party or any of its Subsidiaries; or

(c)	attributable to the relevant Finance Party or any of its Affiliates or Subsidiaries wilfully failing to comply with any law or regulation.

11.3	Claims

If a Finance Party intends to make a claim for an Increased Cost it must notify the Borrower promptly of the circumstances giving rise to, and the amount of, the claim.

11.4	Mitigation

(a)	Each Finance Party must, in consultation with the Borrower, use its best endeavours to mitigate any circumstances which arise and which result or would result in any Increased Cost being payable to that Finance Party.

(b)	The Borrower must indemnify that Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of any step taken by it under paragraph (a) above.

(c)	A Finance Party is not obliged to take any step under this Subclause if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

11.5	Replacement of Lender

Following a claim by a Lender for an Increased Cost, the Borrower shall, with the consent of the Facility Agent (acting on the instructions of the Majority Lenders), be entitled to oblige such Lender to transfer its Commitment to a Lender or new lender pursuant to the terms of Clause 28 (Changes to the Parties).

12.	RETENTION ACCOUNT

12.1	Maintenance of Retention Account

The Borrower shall maintain the Retention Account with the Account Bank until the Final Maturity Date, free of Security Interests and rights of set-off other than as created by or pursuant to the Security Documents.

12.2	Transfers to Retention Account

(a)	The Borrower shall procure that upon receipt of any amounts representing proceeds of a sale, Total Loss or, upon non delivery of a Vessel, sums received pursuant to the Refund Guarantees or from the Builder or, if any terminations fees are payable under any Time Charter, proceeds following the termination of that Time Charter, such amounts are paid into the Retention Account.

(b)	Upon the occurrence of an Event of Default which is continuing, the Borrower shall procure that all Earnings in respect of the Vessels are transferred into the Retention Account.

12.3	Application of Retention Account

(a)	In the event that a mandatory prepayment obligation arises under Clause 6.5(a) upon a sale, Total Loss or non delivery of a Vessel, the Borrower shall procure that there is transferred from the Retention Account (and irrevocably authorises the Facility Agent to instruct the Account Bank to transfer from the Retention Account) to the Facility Agent in prepayment of the relevant Loan any amounts as may be required pursuant to Clause 6.5 and (unless an Event of Default shall have occurred and be continuing) the balance of the proceeds of a sale, Total Loss or non delivery of the relevant Vessel, following the transfer referred to above, may be released to such other account as the Borrower shall designate.

(b)	In the event that a charter termination event arises under Clause 16.25 in which charter termination fees are payable, the Borrower shall procure that there is transferred from the Retention Account (and irrevocably authorizes the Facility Agent to instruct the Account Bank to transfer from the Retention Account) (i) if the Borrower arranges a substitute charterer in accordance with Clause 16.25, to such other account as the Borrower may designate, the charter termination fee relating to the relevant Vessel; or (ii) if a mandatory prepayment obligation arises under Clause 6.4(b), to the Facility Agent in prepayment of the relevant Loan, an amount necessary to comply with the prepayment required in Clause 6.4(b).

(c)	Following the occurrence of an Event of Default which is continuing, any moneys standing to the credit of the Retention Account shall be applied in accordance with Clause 13.7 (Payments).

12.4	Restriction on withdrawal

During the term of the Facility, no sum may be withdrawn from the Retention Account (except in accordance with this Clause 12) without the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders).

13.	PAYMENTS

13.1	Place

(a)	Unless a Finance Document specifies that payments under it are to be made in another manner, all payments by a Party (other than the Facility Agent) under the Finance Documents must be made to the Facility Agent to such account in London, England as it may notify in advance in writing to that Party for this purpose.

(b)	Notwithstanding paragraph (a) above, any payment to be made under the Finance Documents by the Facility Agent to a Lender shall be made in accordance with that Lender’s Standing Payment Instruction.

13.2	Funds

Payments under the Finance Documents to the Facility Agent must be made for value on the due date at such times and in such funds as the Facility Agent may specify to the Party concerned as being customary at the time for the settlement of transactions in the relevant currency in the place for payment. Any payment received by the Facility Agent after 5:00pm London time shall be deemed to have been received on the next Business Day.

13.3	Distribution

(a)	Each payment received by the Facility Agent under the Finance Documents for another Party must, except as provided below, be made available by the Facility Agent to that Party by payment (as soon as practicable after receipt) to its account with such office or bank as it may notify to the Facility Agent for this purpose by not less than five (5) Business Days’ prior notice.

(b)	The Facility Agent may apply any amount received by it from the Borrower in or towards payment (on the date and in the currency and funds of receipt) of any amount due from the Borrower under the Finance Documents or in or towards the purchase of any amount of any currency to be so applied.

(c)	Where a sum is paid to the Facility Agent under this Agreement for another Party, the Facility Agent is not obliged to pay that sum to that Party until it has established that it has actually received it. However, the Facility Agent may assume that the sum has been paid to it, and, in reliance on that assumption, make available to that Party a corresponding amount. If it transpires that the sum has not been received by the Facility Agent, that Party must immediately on demand by the Facility Agent refund any corresponding amount made available to it together with interest on that amount from the date of payment to the date of receipt by the Facility Agent at a rate calculated by the Facility Agent to reflect its cost of funds.

(d)	For the purposes of this Clause 13 (Payments) Standing Payment Instruction means:

(i)	in relation to a Lender which is a Lender on the date of this Agreement, payment instructions set below the name of that Lender in Schedule 10 (Standing Payment Instructions); or

(ii)	in relation to a Lender which becomes a Lender after the date of this Agreement, payment instructions set out in the Transfer Certificate to which that Lender is a party,

or such other payment instructions the Lender may notify to the Facility Agent by not less than five (5) Business Days’ notice.

13.4	Currency

All amounts payable under the Finance Documents are payable in Dollars provided always that amounts payable in respect of costs and expenses are payable in the currency in which those costs and expenses are incurred.

13.5	No set-off or counterclaim

All payments made by the Borrower under the Finance Documents must be made without set-off or counterclaim.

13.6	Business Days

(a)	If a payment under the Finance Documents is due on a day which is not a Business Day, the due date for that payment will instead be the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal under this Agreement interest is payable on that principal at the rate payable on the original due date.

13.7	Payments

(a)

Subject always to the provisions of the Intercreditor Deed, if any Administrative Party receives a payment insufficient to discharge all the amounts then due and payable by the Borrower under the Finance Documents, then, except to the extent otherwise provided in any Finance Document, all the proceeds of the enforcement of the security conferred by the Security Agreements shall be applied by the Administrative Party towards the obligations of the Borrower under the Finance Documents in the following order:

(i)	first, on or towards payment or satisfaction pro rata to the Finance Parties of any unpaid KEIC Premium and any unpaid fees, costs and expenses related to the KEIC Policies;

(ii)	second, in or towards payment or satisfaction pro rata of all costs, charges, sales taxes, expenses and liabilities incurred and payments made by the Finance Parties or any receiver and all remuneration payable to the Finance Parties or any receiver under or pursuant to the Security Documents including, without limitation, legal expenses, re-instatement costs and any costs incurred in recovering possession of the Security Assets;

(iii)	third, in or towards payment pro rata of any unpaid fees, costs and expenses of the Finance Parties to the extent not recovered under paragraph (i) above under this Agreement and the Security Documents;

(iv)	fourth, in or towards payment pro rata of any accrued but unpaid interest payable to the Finance Parties under this Agreement and the Security Documents;

(v)	fifth, in or towards payment pro rata of:-

(A)	any Break Costs of the Lenders due but unpaid and payable to the Finance Parties under this Agreement and the Security Documents; and

(B)	any principal in respect of this Agreement and the Security Documents due but unpaid;

(vi)	sixth, in or towards payment pro rata to the Finance Parties of any other amounts which are due but unpaid by the Borrower to any of the Finance Parties under the Finance Documents in such order as the Finance Parties shall in their absolute discretion determine;

(vii)	seventh, (other than with respect to an application of KEIC Insurance Proceeds) after all amounts payable or which may become payable under the Finance Documents have been paid in full and the Finance Documents have been discharged and the payments under subparagraph (vi) have been made, in or towards payment of the surplus, if any, to the Borrower or other persons entitled thereto.

(b)	If the KEIC Agent receives any KEIC Insurance Proceeds, the KEIC Agent shall pay the amount actually received by it to the Facility Agent for application in accordance with the provisions of Clauses 13.7(a)(a)(i) to 13.7(a)(vi). The KEIC Insurance Proceeds are for the benefit of the Finance Parties and not for the benefit of the Borrower.

(c)	Subject to the provisions of the Intercreditor Deed, the Facility Agent must, if so directed by all the Lenders, vary the order set at subparagraphs 13.7(a)(iii) to 13.7(a)(vi) above.

(d)	This Clause 13.7 will override any appropriation made by the Borrower.

13.8	Timing of payments

If a Finance Document does not provide for when a particular payment is due, that payment will be due within three (3) Business Days of demand by the relevant Finance Party.

14.	REPRESENTATIONS

14.1	Representations

The representations set out in this Clause 14 are made, unless otherwise stated, by the Borrower to the Finance Parties.

14.2	Status

(a)	It is a limited liability company, duly incorporated and validly existing under the laws of the Republic of the Marshall Islands and listed on the New York Stock Exchange.

(b)	It and each of its Subsidiaries, if any, has the power to own its assets and carry on its business as it is being conducted.

(c)	No person or group other than the Seaspan Group owns or will beneficially own more than 50% of the aggregate outstanding voting power of the equity interests of the Borrower.

14.3	Powers and authority

It has the power to enter into and perform, and has taken all necessary action to authorise the entry into and performance of, the Finance Documents to which it is or will be a party and the transactions contemplated by those Finance Documents.

14.4	Legal validity

Subject to any general principles of law limiting its obligations and referred to in any legal opinion required under this Agreement, each Finance Document to which it is a party is its legally binding, valid and enforceable obligation.

14.5	Non-conflict

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents to which it is a party do not conflict in any material respect with:

(a)	any law or regulation applicable to it;

(b)	its or any of its Subsidiaries’ constitutional documents; or

(c)	any document which is binding upon it or any of its Subsidiaries or any of its or its Subsidiaries’ assets.

14.6	No Default

(a)	No Default is outstanding or will result from the execution of, or the performance of any transaction contemplated by, any Finance Document.

(b)	No other event is outstanding which constitutes a default under any document which is binding on it or any of its Subsidiaries or any of its or its Subsidiaries’ assets to an extent or in a manner which is reasonably likely to have a Material Adverse Effect.

14.7	Authorisations

Except for registration of (i) the Mortgages at the Hong Kong Shipping Register, (ii) any Security Agreement creating a charge over Security Assets of the Borrower with the Hong Kong Registrar of Companies or (iii) any relevant Security Agreement under the Companies Act 1985, all authorisations required by it in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Finance Documents have been obtained or effected (as appropriate) and are in full force and effect.

14.8	Financial statements

The audited consolidated financial statements of the Borrower most recently delivered to the Facility Agent together with any other financial information supplied to the Facility Agent by the Borrower:

(a)	have been prepared in accordance with U.S. GAAP, consistently applied;

(b)	have been audited in accordance with U.S. GAAP; and

(c)	fairly represent, in all material respects, its financial condition (consolidated, if applicable) as at the date to which they were drawn up,

except, in each case, as disclosed to the contrary in those financial statements or other information.

14.9	No material adverse change

There has been no material adverse change in the ability of the Borrower to make all the required payments under this Agreement or the validity or enforceability of this Agreement since the date of incorporation of the Borrower or following the receipt by the Facility Agent of an Annual Compliance Certificate, since the date of the then latest Annual Compliance Certificate.

14.10	Litigation

No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency (including, but not limited to, investigative proceedings) which, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief) been started or threatened against the Borrower.

14.11	Pari passu ranking

Its payment obligations under the Finance Documents rank at least pari passu with all its other present and future unsecured and unsubordinated payment obligations, except for obligations mandatorily preferred by law applying to companies generally.

14.12	Taxes on payments

All amounts payable by it to the Facility Agent under the Finance Documents and the Related Contracts may be made without any Tax Deduction.

14.13	Stamp duties

Except as notified in writing to and accepted by the Facility Agent, no stamp or registration duty or similar Tax or charge is payable in its jurisdiction of incorporation in respect of any Finance Document or Related Contract.

14.14	Environment

At and at all times after the Delivery Date of a Vessel, and except as may already have been disclosed by the Borrower in writing to the Facility Agent:

(a)	the Borrower and its Environmental Affiliates have, without limitation, complied with the provisions of all applicable Environmental Laws in relation to each Vessel then delivered;

(b)	the Borrower and its Environmental Affiliates have obtained all requisite Environmental Approvals in relation to each Vessel then delivered and are in compliance with such Environmental Approvals;

(c)	neither the Borrower nor any of its Environmental Affiliates have received notice of any Environmental Claim in relation to the relevant Vessel which alleges that the Borrower is not in compliance with applicable Environmental Laws in relation to such Vessel or Environmental Approvals in relation to such Vessel;

(d)	there is no Environmental Claim in relation to any delivered Vessel pending or threatened which is such that a first class owner or operator of vessels such as the Vessels, making all due enquiries and complying in all respects with its obligations under the ISM Code, ought to have known about; and

(e)	there has been no Release of Hazardous Materials by or in respect of any delivered Vessel about which a first class owner or operator of vessels such as the Vessels making all due enquiries and complying in all respects with its obligations under the ISM Code ought to have known about.

14.15	Security Interests

No Security Interest exists over its or any of its Subsidiary’s assets which would cause a breach of Clause 16.5 (Security Interests).

14.16	Security Assets

The Borrower is solely and absolutely entitled to the Security Assets over which it has or will create any Security Interest pursuant to the Security Documents to which it is, or will be, a party and there is no agreement or arrangement, other than in the Intercreditor Deed, under which it is obliged to share any proceeds of or derived from such Security Assets with any third party.

14.17	ISM Code compliance

In respect of each Vessel, from the Delivery Date in respect of that Vessel, the Borrower is in full compliance with the ISM Code in respect of that Vessel.

14.18	ISPS Code Compliance

In respect of each Vessel, from the Delivery Date in respect of that Vessel, the Borrower is in full compliance with the ISPS Code in respect of that Vessel.

14.19	No amendments to Related Contracts

Other than as notified to and agreed by the Facility Agent in writing, there have been no amendments to any of the Related Contracts.

14.20	Money Laundering

Any borrowing by the Borrower and the performance of its obligations hereunder and under the other Finance Documents to which it is a party will be for its own account and will not involve any breach by it of any law or regulatory measure relating to money laundering as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Communities or any equivalent law or regulatory measure in any other jurisdiction.

14.21	Insolvency

(a)	The Borrower is neither unable, nor admits or has admitted its inability, to pay its debts or has suspended making payments on any of its debts.

(b)	The Borrower, by reason of actual or anticipated financial difficulties neither has commenced, nor intends to commence, negotiations with one or more of its creditors with a view to rescheduling any of its Financial Indebtedness.

(c)	The value of the assets of the Borrower is not less than its liabilities (taking into account contingent and prospective liabilities).

(d)	No moratorium has been, or may, in the reasonably foreseeable future be, declared in respect of any indebtedness of the Borrower.

(e)	No reorganisation or liquidation of the Borrower has occurred.

14.22	Immunity

(a)	The execution by it of each Finance Document to which it is a party constitutes, and the exercise by it of its rights and performance of its obligations under each such Finance Document will constitute, private and commercial acts performed for private and commercial purposes.

(b)	It will not be entitled to claim immunity from suit, execution, attachment or other legal process in any proceedings taken in its jurisdiction of incorporation in relation to any Finance Document.

14.23	No adverse consequences

(a)	It is not necessary under the laws of its jurisdiction of incorporation:

(i)	in order to enable either the Facility Agent or the Security Trustee to enforce its rights under any Finance Document; or

(ii)	by reason of the execution of any Finance Document or the performance by it of its obligations under any Finance Document, that either the Facility Agent or the Security Trustee should be licensed, qualified or otherwise entitled to carry on business in its jurisdiction of incorporation; and

(b)	Neither the Facility Agent nor the Security Trustee will be deemed to be resident, domiciled or carrying on business in its jurisdiction of incorporation by reason only of the execution, performance and/or enforcement of any Finance Document.

14.24	Jurisdiction/governing law

(a)	Its:

(i)	irrevocable submission under this Agreement to the jurisdiction of the courts of England;

(ii)	agreement that this Agreement is governed by English law; and

(iii)	agreement not to claim any immunity to which it or its assets may be entitled,

are legal, valid and binding under the laws of its jurisdiction of incorporation.

(b)	Any judgment obtained in England will be recognised and be enforceable by the courts of its jurisdiction of incorporation, subject to any statutory or other conditions of such jurisdiction.

14.25	Charters

In respect of each Vessel, any Time Charter in respect of that Vessel shall be in full force and effect.

14.26	Times for making representations

(a)	The representations set out in this Clause 14 are made by the Borrower on the date of this Agreement.

(b)	Unless a representation is expressed to be given at a specific date, each representation is deemed to be repeated by the Borrower on the date of each Request, the date of each Drawing under a Loan and annually on each anniversary of the first Utilisation Date when the Borrower shall provide to the Facility Agent an Annual Compliance Certificate.

(c)	When a representation is repeated, it is applied to the circumstances existing at the time of repetition.

15.	INFORMATION COVENANTS

15.1	Financial statements

(a)	The Borrower must supply to the Facility Agent in sufficient copies (which may take the form of an electronic copy) for all the Lenders:

(i)	its audited consolidated financial statements for each of its financial years ending after the date hereof;

(ii)	its interim unaudited financial statements for the first half-year of each of its financial years; and

(iii)	if and to the extent the Borrower is required by any Applicable Law to produce quarterly financial statements, the quarterly financial statements for the Borrower as the case may be for the first and third quarters of each of its financial years ending after the date hereof.

(b)	The Borrower must supply to the Facility Agent copies of the audited financial statements of the Charterer for each of its financial years within five (5) Business Days of such financial statements becoming available to the Borrower.

(c)	All financial statements must be supplied promptly after they are available and:

(i)	in the case of audited financial statements of the Borrower, within 180 days of the end of the relevant financial period;

(ii)	in the case of interim semi-annual financial statements of the Borrower, within ninety (90) days of the end of the relevant financial period; and

(iii)	in the case of interim quarterly financial statements of the Borrower, within sixty (60) days of the end of the relevant financial period.

(d)	The Facility Agent shall send to each Lender all of the financial statements received by it under this Clause 15.1 within fifteen (15) days of receipt of such financial statements.

15.2	Form of financial statements

(a)	The Borrower must ensure that each set of its financial statements supplied under this Agreement fairly represents the financial condition (consolidated or otherwise) of the Borrower as at the date to which those financial statements were drawn up.

(b)	The Borrower must notify the Facility Agent of any change to the basis on which its audited financial statements are prepared.

(c)	If requested by the Facility Agent, the Borrower must supply or procure that the following are supplied to the Facility Agent:

(i)	a full description of any change notified under paragraph (b) above; and

(ii)	sufficient information to enable the Facility Agent to make a proper comparison between the financial position shown by the set of financial statements prepared on the changed basis and its most recent audited consolidated financial statements delivered to the Facility Agent under this Agreement.

(d)	If requested by the Facility Agent, the Borrower must enter into discussions for a period of not more than thirty (30) days with a view to agreeing to any amendments required to be made to this Agreement to place the Facility Agent in the same position as it would have been in if the change had not happened.

(e)	If no agreement is reached under paragraph (d) above on the required amendments to this Agreement, the Borrower must ensure that its auditors certify those amendments; the certificate of the auditors will be, in the absence of manifest error, binding on all the Parties.

15.3	Compliance Certificate

(a)	The Borrower must supply to the Facility Agent a Compliance Certificate in the form attached at Schedule 8 on a quarterly basis (the first such Compliance Certificate to be provided on the first Quarter Day following the date of the first drawdown under the Facility).

(b)	The Borrower must supply to the Facility Agent an Annual Compliance Certificate in the form attached at Schedule 9 with each set of its annual audited consolidated financial statements sent to the Facility Agent under this Agreement.

(c)	Each Compliance Certificate supplied by the Borrower must be signed by its chief financial officer or chief executive officer.

15.4	Access to Books and Records

Upon the request of the Facility Agent, the Borrower shall provide the Facility Agent and any of its representatives, professional advisors and contractors with access to, and permit inspection of, its books and records, in each case at reasonable times and upon reasonable notice.

15.5	Information—miscellaneous

The Borrower must supply to the Facility Agent in sufficient copies (which may take the form of an electronic copy) for all the Lenders:

(a)	copies of all documents despatched by it to its creditors generally or any class of them at the same time as they are despatched;

(b)	copies of all notices and minutes relating to any Extraordinary General Meeting of its shareholders at the same time as they are despatched;

(c)	promptly upon becoming aware of them, details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against it and which might, if adversely determined, have a Material Adverse Effect; and

(d)	promptly on request, such further information, in sufficient copies for all the Lenders, regarding the financial condition and operations of the Borrower as the Facility Agent may reasonably request.

15.6	Notification of Default

(a)	Unless the Facility Agent has already been so notified, the Borrower must notify the Facility Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

(b)	Promptly on request by the Facility Agent but not more often than once in each period of 12 months, unless the Facility Agent, acting reasonably, believes an Event of Default has occurred and is continuing (in which event the Facility Agent shall be entitled to make such requests as and when it considers it appropriate to do so), the Borrower must supply to the Facility Agent a certificate, signed by two of its authorised signatories on its behalf, certifying that no Default is outstanding or, if a Default is outstanding, specifying the Default and the steps, if any, being taken to remedy it.

15.7	Year end

The Borrower may not change its financial year end.

16.	GENERAL COVENANTS

16.1	General

The Borrower agrees to be bound by the covenants set out in this Clause 16 relating to it.

16.2	Authorisations

The Borrower must promptly obtain, maintain and comply, in all material respects, with the terms of any authorisation required under any Applicable Law to enable it to perform its obligations under, or for the validity or enforceability of, any Finance Document.

16.3	Compliance with laws

The Borrower must comply and must procure that the Manager complies in all respects with all Applicable Laws to which it is subject where failure to do so is reasonably likely to have a Material Adverse Effect.

16.4	Pari passu ranking

The Borrower must ensure that its payment obligations under the Finance Documents rank at least pari passu with all its other present and future unsecured and unsubordinated payment obligations, except for obligations mandatorily preferred by law applying to companies generally.

16.5	Security Interests

The Borrower shall not, and the Borrower shall procure that the Manager does not, create or permit to subsist any Security Interest over the Obligatory Insurances or any other Security Assets or any Related Contract other than:

(a)	Permitted Liens; or

(b)	with the prior written consent of the Facility Agent.

16.6	No other business assets or Financial Indebtedness

The Borrower shall not engage in any business other than the direct or indirect ownership, operation and chartering of container vessels and any business incidental thereto, nor shall the Borrower incur any Financial Indebtedness to be secured in any way on the Vessels, or any of them, or any other Security Asset other than the Financial Indebtedness contemplated by this Agreement. The Borrower may incur any other indebtedness or issue guarantees against financial loss of any person on an unsecured basis or secured on assets which are not, and will not at any time be, Security Assets.

16.7	Payment of dividends

The Borrower shall not pay any dividends or make any other distributions (whether by loan or otherwise) to shareholders unless, under Applicable Law and accounting principles in its jurisdiction of incorporation it is entitled to distribute as dividends or such other distribution and no Event of Default has occurred and is continuing.

16.8	Change of business

(a)	The Borrower must ensure that no change is made to the general nature of its business from that carried on at the date of this Agreement other than the direct or indirect ownership, operation and chartering of container vessels and any business incidental thereto.

(b)	The Borrower must maintain its place of business, and keep its corporate documents and records, at the address stated at the head of this Agreement, and the Borrower will not establish, or do anything as a result of which it would be deemed to have, a place of business in any country other than the Republic of the Marshall Islands, provided that the Borrower may establish a place of business and may keep its corporate records and documents in Hong Kong and Vancouver or either of them if the Facility Agent (acting on the instructions of the Majority Lenders) is satisfied that such establishment in such location does not adversely affect the validity, enforceability or effectiveness of any Security Agreement and does not give rise to any requirement under any Applicable Law for a Tax Deduction.

16.9	Mergers

The Borrower shall not enter into any amalgamation, demerger, merger or reconstruction otherwise than under an intra-group re-organisation on a solvent basis or other transaction agreed by the Facility Agent (acting on the instructions of the Majority Lenders).

16.10	Security

The Borrower:

(a)	will procure, on the Delivery Date in respect of a Vessel, that the relevant Mortgage is, and continues to be, registered as a first priority mortgage on the Hong Kong Shipping Register in respect of that Vessel;

(b)	without prejudice to paragraph (a) will procure that the Mortgages and any other security conferred by it under any Security Document are registered as a first priority interest with the relevant authorities within the period prescribed by the Applicable Laws and is maintained and perfected with the relevant authorities;

(c)	will at its own cost, use best efforts to ensure that any Finance Document validly creates the obligations and Security Interests which it purports to create; and

(d)	without limiting the generality of paragraph (a) above, will at its own cost, promptly register, file, record or enrol any Finance Document with any court or authority, pay any stamp, registration or similar tax payable in respect of any Finance Document, give any notice or take any other step which, in the reasonable opinion of the Facility Agent or the Security Trustee, is or has become necessary or desirable for any Finance Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

16.11	Transactions with affiliated companies

The Borrower may not enter into any material transaction with any Affiliate of it unless it is either (i) to comply with any obligations the Borrower may have under the Finance Documents or (ii) on an arm’s length basis or on terms reasonably consistent with and having a substantially similar commercial effect to an arm’s length transaction.

16.12	Registration of the Vessels

The Borrower shall and procure that the Manager shall:

(a)	procure and maintain with effect from the Delivery Date of the relevant Vessel the valid and effective provisional registration of the Vessel under the flag of Hong Kong and shall effect permanent registration of the Vessel within two months from the Delivery Date of the relevant Vessel, or such other flag of equivalent reputation as is satisfactory to the Facility Agent (such approval not to be unreasonably withheld), and shall ensure nothing is done or omitted by which the registration of the Vessels would or might be defeated or imperilled; and

(b)	not change the name or port of registration of the Vessels without the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders) (such consent not to be unreasonably withheld).

16.13	[Intentionally omitted]

16.14	Classification and repair

The Borrower will, and will procure that the Manager will from the Delivery Date of each Vessel:

(a)	ensure that the Vessel is surveyed from time to time as required by the classification society in which the Vessel is for the time being entered and maintain and preserve the Vessel in good working order and repair, ordinary wear and tear excepted, and in any event in such condition as will entitle each to the classification that it has as of the Delivery Date with Lloyds Register, (or to the equivalent classification in another internationally recognised classification society of like standing acceptable to the Facility Agent (acting on the instructions of the Majority Lenders)), free of all overdue requirements and recommendations of that classification society;

(b)	procure that all repairs to or replacement of any damaged, worn or lost parts or equipment shall be effected in such manner (both as regards workmanship and quality of materials) as not to diminish the value of the Vessel;

(c)	not remove any material part of any of the Vessels, or any item of equipment installed on any of the Vessels unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest (other than a Permitted Lien) or any right in favour of any person other than the Security Trustee and becomes on installation on that Vessel the property of the Borrower and subject to the security constituted by the relevant Security Document(s) provided that the Borrower may install and remove equipment owned by a third party if the equipment can be removed without any risk of damage to a Vessel;

(d)	ensure that each Vessel complies with all Applicable Laws from time to time applicable to vessels registered under the laws and flag of Hong Kong or such other flag, under which the Vessels may be registered from time to time in accordance with this Agreement; and

(e)

not without the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders) (such consent not to be unreasonably withheld), cause or permit to be made any substantial change in the structure, type or performance characteristics of any of the Vessels and provide notification of such substantial changes in structure, type or performance characteristics of any of the Vessels to the Facility Agent and, furthermore, provide confirmation to the Facility Agent that such substantial change in structure, type or performance characteristics of any of the Vessels shall not result in a breach of any covenant under this Agreement.

16.15	Lawful and Safe Operation

The Borrower will, and will procure that the Manager will, at all times after the Delivery Date of each Vessel:

(a)	operate each Vessel and cause each of the Vessels to be operated in a manner consistent in all material respects with any and all laws, regulations, treaties and conventions (and all rules and regulations issued thereunder) from time to time applicable to the Vessel;

(b)	not cause or permit any of the Vessels to trade with, or within the territorial waters of any country in which her safety could reasonably be expected to be imperilled by exposure to piracy, terrorism, arrest, requisition, confiscation, forfeiture, seizure, destruction or condemnation as prize;

(c)	not cause or permit any of the Vessels to be employed in any manner which will or may give rise to any reasonable degree of likelihood that such Vessel would be liable to requisition, confiscation, forfeiture, seizure, destruction or condemnation as prize;

(d)	not cause or permit any of the Vessels to be employed in any trade or business which is forbidden by international law or is illicit or in carrying illicit or prohibited goods;

(e)	in the event of hostilities in any part of the world (whether war be declared or not) not cause or permit any of the Vessels to be employed in carrying any contraband goods and that she does not trade in any zone after it has been declared a war zone by any authority or by any of that Vessel’s war risks Insurers unless that Vessel’s Insurers shall have confirmed to the Borrower that such Vessel is held covered under the Obligatory Insurances for the voyage(s) in question; and

(f)	not charter any of the Vessels or permit any of the Vessels to serve under any contract of affreightment with any foreign country or national of any foreign country which would be contrary to Applicable Law or would render any Finance Document or the security conferred by the Security Documents unlawful.

16.16	Repair of the Vessels

The Borrower will not and will procure that the Manager will not, at any time after the Delivery Date of a Vessel put such Vessel into the possession of any person for the purpose of work being done upon her beyond the amount of US$5,000,000 (or equivalent), other than for classification or scheduled dry docking unless such person shall have given an undertaking to the Facility Agent not to exercise any lien on that Vessel or Obligatory Insurances for the cost of that work or otherwise.

16.17	Arrests and Liabilities

The Borrower will, and will procure that the Manager will, at all times after the Delivery Date of a Vessel:

(a)	pay and discharge all obligations and liabilities whatsoever which have given or may give rise to liens (other than liens arising in the ordinary course of operation of any of the Vessels in each case for amounts the payment of which is not yet due or, if due and payable, is being disputed in good faith by appropriate proceeding (and for the payment of which adequate reserves have been provided or are and continue to be available)) on or claims enforceable against any of the Vessels and take all reasonable steps to prevent a threatened arrest of any of the Vessels;

(b)	notify the Facility Agent promptly in writing of the levy of either distress on any of the Vessels or her arrest, detention, seizure, condemnation as prize, compulsory acquisition or requisition for title or use and (save in the case of compulsory acquisition or requisition for title or use) obtain her release within thirty (30) days;

(c)	pay and discharge when due all dues, taxes, assessments, governmental charges, fines and penalties lawfully imposed on or in respect of any of the Vessels or the Borrower except those which are being disputed in good faith by appropriate proceedings (and for the payment of which adequate reserves have been provided or are and continue to be available) and provided that the continued existence of such dues, taxes, assessments, governmental charges, fines or penalties does not give rise to any reasonable degree of likelihood that any of the Vessels would be liable to arrest, requisition, confiscation, forfeiture, seizure, destruction or condemnation as prize; and

(d)	pay and discharge all other obligations and liabilities whatsoever in respect of any of the Vessels and the Obligatory Insurances except those which are being disputed in good faith by appropriate proceedings (and for the payment of which adequate reserves have been provided or are and continue to be available) and provided that the continued existence of those obligations and liabilities in respect of any of the Vessels and the Obligatory Insurances does not give rise to any reasonable degree of likelihood that the Vessel would be liable to arrest, requisition, confiscation, forfeiture, seizure, destruction or condemnation as prize and provided always that each Vessel remains properly managed and insured at all times in accordance with the terms of this Agreement.

16.18	Related Contracts

The Borrower shall not take any action, enter into any document or agreement or omit to take any action or to enter into any document or agreement which would, or could reasonably be expected to, cause any Related Contract to cease to remain in full force and effect and shall use all reasonable endeavours to procure that each other party to any Related Contract does not take any action, enter into any document or agreement or omit to take any action or to enter into any document or agreement which would, or could reasonably be expected to, cause any Related Contract to cease to remain in full force and effect.

16.19	Environment

The Borrower shall, and shall procure that the Manager shall, at all times after the Delivery Date of a Vessel:

(a)	comply with all applicable Environmental Laws including, without limitation, requirements relating to the establishment of financial responsibility (and shall require that all Environmental Affiliates of the Borrower comply with all applicable Environmental Laws and obtain and comply with all required Environmental Approvals, which Environmental Laws and Environmental Approvals relate to any of the Vessels or her operation or her carriage of cargo); and

(b)	promptly upon the occurrence of any of the following events, provide to the Facility Agent a certificate of an officer of the Borrower or of the Borrower’s agents specifying in detail the nature of the event concerned:

(i)	the receipt by the Borrower or any Environmental Affiliate (where the Borrower has knowledge of the receipt) of any Environmental Claim; or

(ii)	any Release of Hazardous Materials.

16.20	Information regarding the Vessels

The Borrower shall, and shall procure that the Manager shall, at all times after the Delivery Date of a Vessel:

(a)	promptly notify the Facility Agent of the occurrence of any accident, casualty or other event which has caused or resulted in or may cause or result in a Vessel being or becoming a Total Loss;

(b)	promptly notify the Facility Agent of any material requirement or recommendation made by any Insurer or classification society or by any competent authority which is not complied with in a timely manner;

(c)	annually provide the Facility Agent with a schedule setting outgoing and all intended dry dockings of any of the Vessels, such schedule to form part of the Annual Compliance Certificate;

(d)	promptly notify the Facility Agent of any Environmental Claim being made in connection with any of the Vessels or its operation;

(e)	promptly notify the Facility Agent of any claim for breach of the ISM Code being made in connection with any of the Vessels or its operation;

(f)	promptly notify the Facility Agent of any claim for breach of the ISPS Code being made in connection with any of the Vessels or its operation;

(g)	give to the Facility Agent from time to time on request such information, in sufficient copies (which may take the form of electronic copies) for all the Lenders, as the Facility Agent may reasonably require regarding any of the Vessels, her employment, position and engagements;

(h)	provide the Facility Agent with copies of the classification certificate of the Vessels and of all periodic damage or survey reports on any of the Vessels which the Facility Agent may reasonably request;

(i)	promptly furnish the Facility Agent with full information of any casualty or other accident or damage to any of the Vessels involving an amount in excess of US$1,500,000 (or equivalent);

(j)	give to the Facility Agent and its duly authorised representatives reasonable access to any of the Vessels for the purpose of conducting on board inspections and/or surveys of the Vessel and pay the reasonable expenses incurred by the Facility Agent in connection with the inspections and/or surveys provided that, unless a Default has occurred and is continuing, such inspections and/or surveys shall not take place at the expense of the Borrower and the Facility Agent shall co-operate with the Borrower in respect of the timing for and the place where such surveys take place in order to minimise disruption to the activities of any of the Vessels; and

(k)	if the Facility Agent reasonably believes an Event of Default may have occurred, furnish to the Facility Agent from time to time upon reasonable request certified copies of the ship’s log in respect of any of the Vessels.

16.21	Provision of further information

The Borrower shall, and shall procure that the Manager shall, as soon as practicable following receipt of a request by the Facility Agent, provide the Facility Agent, with sufficient copies for all the Lenders, with any additional or further financial or other information relating to any of the Vessels, the Obligatory Insurances or to any other matter relevant to, or to any provision of, a Finance Document which the Facility Agent may reasonably request.

16.22	Management

The Borrower shall, and shall procure that the Manager shall, ensure that at all times after the Delivery Date of a Vessel:

(a)	the relevant Vessel is managed by the Manager; and

(b)	the Manager shall not terminate or materially vary the terms of its management or appoint an alternative manager, provided that the Borrower shall be entitled so to do with the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders).

However, in the event that the Manager’s appointment as manager of any one of the Vessels ceases or is terminated in circumstances where it was not possible for the Borrower to obtain the prior written consent of the Facility Agent, the Borrower shall promptly and in any event within ten (10) days from the date of the termination of the Manager’s appointment, provide to the Facility Agent details of a replacement manager, such manager to be satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders).

16.23	Proceeds from sale or Total Loss of a Vessel

(a)

The Borrower shall procure that the proceeds from a sale or Total Loss of the relevant Vessel shall immediately upon receipt by the Borrower be paid into the Retention Account in accordance with Clause 12.2 for application by the Facility Agent in accordance with Clause 12.3, unless an Event of Default has occurred and is continuing, in which case the proceeds from a sale or Total Loss of the relevant Vessel shall immediately upon receipt by the Borrower be paid to the Facility Agent for application in accordance with Clause 13.7 (Payments).

(b)	For and so long as the Borrower holds any such proceeds as referred to in paragraph (a) it shall do so on trust for the Facility Agent.

16.24	Charters

(a)	The Borrower will not let any of the Vessels on demise, consecutive voyage or voyage charter for any period without the consent of the Facility Agent (acting on the instructions of the Majority Lenders) such consent not to be unreasonably withheld.

(b)	The Borrower shall be entitled to let its Vessels, in accordance with the terms of the Time Charters PROVIDED always that:

(i)	the Borrower shall remain liable under any time charter to perform all the obligations assumed by it under the Time Charter;

(ii)	the Facility Agent shall not be under any obligations or liability under any time charter or liable to make any payment under that time charter; and

(iii)	the Facility Agent shall not be obliged to enforce against any charterer any term of any time charter, or to make any enquiries as to the nature or sufficiency of any payment received by the Facility Agent.

16.25	Charter Breach, Expiration or Termination of Time Charter

(a)	At all times during the Post-Delivery Period, the Borrower shall advise the Facility Agent of any of the following events:

(i)	any Charter Breach by the Charterer of the terms of a Time Charter of which the Borrower becomes aware;

(ii)	the termination of a Time Charter by either the Borrower or the Charterer;

(iii)	the expiration of a Time Charter;

(iv)	as soon as it becomes aware of such event, the occurrence of an event of cross default of the nature referred to in Clause 19.5 (Cross-default) in respect of the Charterer, PROVIDED always that such event shall not arise in respect of the Charterer where the aggregate amount of the relevant Financial Indebtedness of the Charterer is less than US$50,000,000 or its equivalent; or

(v)	as soon as it becomes aware of such event, the occurrence of an insolvency event of the nature referred to in Clause 19.6 (Insolvency), 19.7 (Insolvency proceedings), 19.8 (Creditor’s process) or 19.9 (Cessation of business) in respect of the Charterer, and upon the occurrence of any such event the Facility Agent shall be (acting on the instructions of the Majority Lenders) entitled to require that the Borrower exercises all of its rights under the relevant Time Charter including, where applicable, the termination of the Time Charter in respect of the relevant Vessel.

(b)	In the event of a termination of a Time Charter in accordance with Clause 16.25(a) or otherwise, in relation to which a charter termination fee is payable, such termination fee shall be payable into the Retention Account in accordance with Clause 12.2.

(c)	In the event of a expiration or termination of a Time Charter referred to in paragraph (a) above the Borrower shall, within ninety (90) days of such expiration or termination, enter into a substitute time charter with a charterer acceptable to the Lenders and with a term extending to at least the Final Maturity Date, such time charter to be in form and substance reasonably acceptable to the Facility Agent (acting on the instructions of the Majority Lenders) and any relevant charter termination fee shall be released to the Borrower in accordance with Clause 12.2(b), failing which either:

(i)	the charter termination fee, if any, shall be applied by the Facility Agent in prepayment of the relevant Loan to ensure that the aggregate of the Market Value of the Vessels then delivered is not less than 125% of the aggregate principal amounts then outstanding under the relevant Loans and if for any reason the amount of the charter termination fee shall be insufficient to make the prepayment described in this paragraph (i), the Borrower shall, without demand, provide the Facility Agent with an amount equal to the amount of the shortfall; or

(ii)	the Borrower shall provide or cause to be provided to the Facility Agent such additional security as is satisfactory to the Facility Agent (acting on the instructions of the Majority Lenders) so as to ensure that the aggregate of the Market Value of the Vessels then delivered is not less than 125% of the aggregate principal amounts then outstanding under the relevant Loans.

16.26	Scope of Obligatory Insurances

The Borrower will, in respect of each Vessel:

(a)	procure the Builder’s compliance with the Builder’s Risk Insurances as detailed in Article xvii of each Shipbuilding Contract.

(b)	at all times after the relevant Delivery Date, keep that Vessel insured in the Required Insurance Amount, in Dollars in the name of the Borrower or (if the Facility Agent so requires) in the joint names of the Borrower and the Security Trustee and/or Facility Agent without the Security Trustee and/or Facility Agent being liable but having the right to pay premiums, through brokers approved by the Facility Agent against fire and usual marine risks (including hull and machinery and Excess Risks) with approved underwriters or insurance companies approved by the Facility Agent and by policies in form and content approved by the Facility Agent;

(c)	at all times after the relevant Delivery Date, keep that Vessel insured in the Required Insurance Amount in the same manner as above against war risks (including risks of mines and all risks, whether or not regarded as war risks, London Blocking and Trapping Addendum and Lost Vessel Clause, excepted by the free of capture and seizure clauses in the standard form of Lloyds marine policy) either:

(i)	with underwriters or insurance companies approved by the Facility Agent and by policies in form and content approved by the Facility Agent; or

(ii)	by entering the relevant Vessel in an approved war risks association,

and for the avoidance of doubt, such war risks insurance will include protection and indemnity liability up to at least the Required Insurance Amount, excluding any liability in respect of death, injury or damage to crew;

(d)	at all times after the relevant Delivery Date, keep that Vessel entered in respect of her full value and tonnage in an approved protection and indemnity association against all risks as are normally covered by such protection and indemnity association (including pollution risks and the proportion not recoverable in case of collision under the running down clause inserted in the ordinary Lloyds policies), such cover for pollution risks to be for:

(i)	a minimum amount of US$1,000,000,000 or such other amount of cover against pollution risks as shall at any time be comprised in the basic entry of each Vessel with either a protection and indemnity association which is an acceptable member of either the International Group of protection and indemnity associations (or any successor organisation designated by the Facility Agent for this purpose) or the International Group (or such successor organisation) itself; or

(ii)	if the International Group or any such successor ceases to exist or ceases to provide or arrange any cover for pollution risks (or any supplemental cover for pollution risks over and above that afforded by the basic entry of each Vessel with its protection and indemnity association), such aggregate amount of cover against pollution risks as shall be available on the open market and by basic entry with a protection and indemnity association for ships of the same type, size, age and flag as each respective Vessel, provided that, if any Vessel has ceased trading or is in lay up and in either case has unloaded all cargo, the level of pollution risks cover afforded by ordinary protection and indemnity cover available through a member of the International Group or such successor organisation or, as the case may be, on the open market in such circumstances shall be sufficient for such purposes; and

(e)	at all times after the relevant Delivery Date, whenever any Vessel is trading to Japanese territorial waters and when so required by the Facility Agent, maintain in full force and effect social responsibility insurance in respect of the Vessel with underwriters or insurance companies approved by the Facility Agent and by policies in form and content approved by the Facility Agent, provided always that a first class Borrower or operator of vessels such as the Vessels would maintain and effect such social responsibility insurance.

16.27	Obligatory Insurances

Without prejudice to its obligations under Clause 16.26 (Scope of Obligatory Insurances), the Borrower will:

(a)	not without the prior consent of the Facility Agent (acting on the instructions of the Majority Lenders) alter any Obligatory Insurance nor make, do, consent or agree to any act or omission which would or might render any Obligatory Insurance invalid, void, voidable or unenforceable or render any sum paid out under any Obligatory Insurance repayable in whole or in part;

(b)	not cause or permit any Vessel to be operated in any way inconsistent with the provisions or warranties of, or implied in, or outside the cover provided by, any

Obligatory Insurance or to be engaged in any voyage or to carry any cargo not permitted by any Obligatory Insurances without first covering the relevant Vessel in the relevant Required Insurance Amount and her freights for an amount approved by the Facility Agent (acting on the instructions of the Majority Lenders) in Dollars or another approved currency with the Insurers;

(c)	duly and punctually pay when due all premiums, calls, contributions or other sums of money from time to time payable in respect of any Obligatory Insurance;

(d)	renew all Obligatory Insurances at least fourteen (14) days before the relevant policies or contracts expire and procure that the approved brokers and/or war risks and protection and indemnity clubs and associations shall promptly confirm in writing to the Facility Agent as and when each renewal is effected;

(e)	forthwith upon the effecting of any Obligatory Insurance, give written notice of the insurance to the Facility Agent stating the full particulars (including the dates and amounts) of the insurance, and on request produce the receipts for each sum paid by it pursuant to paragraph (c) above;

(f)	not settle, release, compromise or abandon any claim in respect of any Total Loss unless the Facility Agent (acting on the instructions of the Majority Lenders) is satisfied that such release, settlement, compromise or abandonment will not prejudice the interests of the Finance Parties under or in relation to any Finance Document;

(g)	arrange for the execution and delivery of such guarantees as may from time to time be required by any protection and indemnity or war risks club or association;

(h)	procure that the interest of the Facility Agent is noted on all policies of insurance;

(i)	procure that a loss payee provision in the form scheduled to the Insurances Assignment and reflecting the provisions of Clause 16.28 (Application of Insurance Proceeds) is endorsed on all policies of insurance;

(j)	obtain from the relevant insurance brokers and P&I Club letters of undertaking in the forms scheduled to the Insurances Assignments; and

(k)	in the event that the Borrower receives payment of any moneys under the Insurance Assignment, save as provided in the loss payable clauses scheduled to the Insurance Assignment, forthwith pay over the same to the Facility Agent and, until paid over, such moneys shall be held in trust for the Facility Agent by the Borrower.

16.28	Application of Insurance Proceeds

(a)	All sums receivable in respect of the Obligatory Insurances after the occurrence of an Event of Default shall be paid to the Facility Agent and the Facility Agent shall apply them in accordance with Clause 13.7 (Payments).

(b)	Subject to paragraph (a) above:

(i)	each sum receivable in respect of a major casualty (being any casualty in respect of which the claim or the aggregate of the claims exceeds US$20,000,000 (or its equivalent)), other than in respect of protection and indemnity risk insurances, shall be paid to the Facility Agent; and

(ii)	the insurance moneys received by the Facility Agent in respect of any such major casualty shall be paid:

(A)	to the person to whom the relevant liability shall have been incurred; or

(B)	upon the Borrower furnishing evidence satisfactory to the Facility Agent that all loss and damage resulting from the casualty has been properly made good and repaired, to the Borrower or, at the option of the Facility Agent, to the person by whom any repairs have been or are to be effected.

(iii)	The receipt by any such person referred to in paragraph (A) and (B) of paragraph (ii) above shall be a full and sufficient discharge of the same to the Facility Agent.

(c)	Subject to paragraph (a) above, each sum receivable in respect of the Obligatory Insurances (insofar as the same are hull and machinery or war risks insurances) which does not exceed US$20,000,000 or its equivalent shall be paid in full to the Borrower or to its order and shall be applied by it for the purpose of making good the loss and fully repairing all damage in respect of which the receivable shall have been collected.

(d)	Subject to paragraph (a) above, each sum receivable in respect of protection and indemnity risk Obligatory Insurances shall be paid direct to the person to whom the liability, to which that sum relates, was incurred, or to the Borrower in reimbursement to it of moneys expended in satisfaction of such liability.

(e)	Notwithstanding any other provision in this Clause 16.28, all sums receivable in respect of Obligatory Insurances relating to a Total Loss shall be applied in accordance with Clause 13.7 (Payments).

16.29	Power of Facility Agent to Insure

If the Borrower fails to effect and keep in force Obligatory Insurances in accordance with this Agreement, it shall be permissible, but not obligatory, for the Facility Agent to effect and keep in force insurance or insurances in the amounts required under this Agreement and entries in a protection and indemnity association or club and, if it deems necessary or expedient, to insure the war risks upon any Vessel, and the Borrower will reimburse the Facility Agent for the costs of so doing.

16.30	ISM Code

The Borrower shall, and shall procure that the Manager shall:

(a)	at all times after the Delivery Date of a Vessel be responsible for compliance by itself and by such Vessel with the ISM Code;

(b)	at all times after the Delivery Date of a Vessel ensure that:

(i)	the Vessel has a valid Safety Management Certificate (as defined in the ISM Code);

(ii)	the Vessel is subject to a safety management system (as defined in the ISM Code) which complies with the ISM Code; and

(iii)	there is a valid Document of Compliance (as defined in the ISM Code) for the Vessel, which is held on board the Vessel,

and shall deliver to the Facility Agent, on or before the Delivery Date of a Vessel, a copy of a valid Safety Management Certificate and a valid Document of Compliance in respect of the relevant Vessel, in each case duly certified by an officer of the Borrower;

(c)	promptly notify the Facility Agent of any actual or, upon becoming aware of the same, threatened withdrawal of an applicable Safety Management Certificate or Document of Compliance;

(d)	promptly notify the Facility Agent of the identity of the person ashore designated for the purposes of paragraph 4 of the ISM Code and of any change in the identity of that person; and

(e)	promptly upon becoming aware of the same notify the Facility Agent of the occurrence of any accident or major non-conformity (as defined in the ISM Code) requiring action under the ISM Code.

16.31	ISPS Code

The Borrower shall, and shall procure that the Manager shall, at all times after the Delivery Date of a Vessel:

(a)	comply and be responsible for compliance by itself and by such Vessel with the ISPS Code;

(b)	ensure that:

(i)	the Vessel has a valid International Ship Security Certificate;

(ii)	the Vessel’s security system and its associated security equipment comply with section 19.1 of Part A of the ISPS Code;

(iii)	the Vessel’s security system and its associated security equipment comply in all respects with the applicable requirements of Chapter XI-2 of SOLAS and Part A of the ISPS Code; and

(iv)	an approved ship security plan is in place.

16.32	No amendment to Related Contracts

The Borrower shall not amend or agree to any material amendment to the Related Contracts without the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders).

16.33	Dry Docking

The Borrower shall procure that the Manager shall from time to time have sufficient liquid funds available to ensure that, on the date of the scheduled dry docking of a Vessel, the

Manager shall have sufficient available liquid funds to meet all of its obligations under the Management Agreement including, but not limited to, the cost of such scheduled dry docking in relation to that Vessel.

17.	FINANCIAL COVENANTS

17.1	Definitions

In this Clause:

Cash and Cash Equivalents means, as at any date of determination:

(a)	cash in hand or on deposit in the Retention Account;

(b)	any investment in marketable obligations issued or guaranteed by the government of the United States of America, Canada or the United Kingdom or by an instrumentality or agency of the government of the United States of America, Canada or the United Kingdom, maturing within one (1) year after the relevant date of calculation;

(c)	time deposits and certificates of deposit of any commercial bank having, or which is the principal banking subsidiary of a bank holding company having, a credit rating of either A by S&P or Fitch or A2 by Moody’s which time deposits and certificates of deposit mature within one (1) year after the relevant date of calculation;

(d)	repurchase obligations with a term of not more than ninety (90) days for underlying securities of the type referred to in subclause (b) above entered into with any bank meeting the qualifications specified in subclause (c) above;

(e)	open market commercial paper:

(i)	for which a recognised trading market exists;

(ii)	issued in the United States of America, Canada or the United Kingdom;

(iii)	which matures within one (1) year after the relevant date of calculation; and

(iv)	which has a credit rating of either A-1 by S&P or Fitch or P-1 by Moody’s, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term debt obligations, an equivalent rating;

(f)	any other instrument, security or investment approved by the Majority Lenders,

in each case, to which the Borrower is beneficially entitled at that time, which is unencumbered (other than by any of the Security Documents) and which is capable of being applied against Total Borrowings.

EBITDA means the net income of the Borrower for a Measurement Period as adjusted by:

(a)	adding back taxation;

(b)	adding back Interest Expenses;

(c)	taking no account of any extraordinary item;

(d)	excluding any amount attributable to minority interests;

(e)	adding back depreciation and amortisation; and

(f)	taking no account of any revaluation of an asset or any loss or gain over book value arising on the disposal of an asset (otherwise than in the ordinary course of trading) by the Borrower during that Measurement Period.

Interest and Principal Coverage Ratio means, as at any date of determination and with respect to any period, the ratio of EBITDA for such period to Interest and Principal Expense for such period.

Interest and Principal Expense means all Interest Expense incurred and all payments of principal made by the Borrower during a Measurement Period.

Interest Expense means all cash interest and cash commitment fees incurred by the Borrower during a Measurement Period.

Marketable Securities means any bonds, stocks, notes or bills payable in a freely convertible and transferable currency and which are listed on a stock exchange acceptable to the Facility Agent (acting on the instructions of the Majority Lenders).

Net Interest Coverage Ratio means, as at any date of determination and with respect to any period, the ratio of EBITDA for such period to Net Interest Expense for such period.

Net Interest Expense means Interest Expense less all interest and other financing charges received by the Borrower during a Measurement Period.

Tangible Net Worth means at any time the amount paid up or credited as paid up on the issued share capital of the Borrower based on the latest published audited balance sheet of the Borrower (the latest balance sheet) but adjusted by:

(g)	adding any amount standing to the credit of the profit and loss account of the Borrower for the period ending on the date of the latest balance sheet;

(h)	deducting any dividend or other distribution declared, recommended or made by the Borrower;

(i)	deducting any amount standing to the debit of the profit and loss account of the Borrower for the period ending on the date of the latest balance sheet;

(j)	deducting any amount attributable to goodwill (other than goodwill attributable to the Vessels) or any other intangible asset;

(k)	deducting any amount attributable to an upward revaluation of assets after the date of this Agreement;

(l)	adding the amount referred to in Schedule 11 for the date of the latest balance sheet which represents the difference between (i) an estimated book value for certain vessels based on their fair market value at the time of the Borrower’s acquisition thereof and a depreciation in equal increments over a thirty (30) year period and (ii) the actual book value of such vessels based on their actual purchase price and scheduled depreciation;

(m)	reflecting any variation in the amount of the issued share capital of the Borrower and the capital and revenue reserves of the Borrower after the date of the latest balance sheet;

(n)	reflecting any variation in the interest of the Borrower since the date of the latest balance sheet;

(o)	excluding any amount attributable to deferred taxation; and

(p)	excluding any amount attributable to minority interests.

Total Assets means, at any date, the aggregate of:

the then current book values of all vessels owned or leased with a purchase option by the Borrower, but adding back in relation to the vessels listed in Schedule 11, the amount referred to in paragraph (f) of the definition of Tangible Net Worth;

(q)	the then current aggregate amount of cash, Marketable Securities (but no other bonds, notes or bills and less any cash or Marketable Securities accounted for in the definition of Total Borrowings below) and receivables due to the Borrower (less provision for bad and doubtful debts) as shown in the latest financial statements; and

(r)	the book values of all other (non-shipping) assets as shown in such latest financial statements.

Total Borrowings means, in respect of the Borrower, at any time the aggregate of the following:

(s)	the outstanding principal amount of any moneys borrowed;

(t)	the outstanding principal amount of any acceptance under any acceptance credit;

(u)	the outstanding principal amount of any bond, note, debenture, loan stock or other similar instrument;

(v)	the capitalised element of indebtedness under a finance or capital lease;

(w)	the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis);

(x)	the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset;

(y)	any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in paragraph (c) above;

(z)	the outstanding principal amount of any indebtedness arising in connection with any other transaction (including any forward sale or purchase agreement) which has the commercial effect of a borrowing; and

(aa)	the outstanding principal amount of any indebtedness of any person of a type referred to in the above paragraphs which is the subject of a guarantee, indemnity or similar assurance against financial loss given by the Borrower.

17.2	Interpretation

(a)	Except as provided to the contrary in this Agreement, an accounting term used in this Clause is to be construed in accordance with U.S. GAAP.

(b)	Any amount in a currency other than Dollars is to be taken into account at its Dollar equivalent calculated on the basis of:

(i)	the Facility Agent’s spot rate of exchange for the purchase of the relevant currency in the London foreign exchange market with Dollars at or about 11.00 a.m. on the day the relevant amount falls to be calculated; or

(ii)	if the amount is to be calculated on the last day of a financial period of the Borrower, the relevant rates of exchange used by the Borrower in, or in connection with, its financial statements for that period.

(c)	No item must be credited or deducted more than once in any calculation under this Clause.

17.3	Tangible Net Worth

The Borrower must ensure that Tangible Net Worth always exceeds four hundred and fifty million Dollars (US$450,000,000).

17.4	Intentionally omitted

17.5	Minimum Liquidity

If, at any time, more than 50 per cent. of the Vessels (assessed by value) are subject to time charters which have a remaining term of one year or less (excluding any optional extensions not then exercised), the Borrower must ensure that the Cash and Cash Equivalents held by the Borrower at such date of determination are not less than twenty five million Dollars (US$25,000,000).

17.6	Net Interest Coverage Ratio

The Borrower must ensure that the Net Interest Coverage Ratio is always greater than 2.50 to 1.

17.7	Interest and Principal Coverage Ratio

The Borrower must ensure that the Interest and Principal Coverage Ratio is always greater than or equal to 1.1 to 1.

17.8	Charter Default

The Borrower must ensure at all times following a breach by the Charterer in circumstances where substitute charters required under Clause 16.25 (Charter Breach, Expiration or Termination of Charter) have not been entered into by the Borrower within ninety (90) days of such Charter Breach, that the aggregate Market Value of the Vessels shall not be less than 125 per cent. of the aggregate principal amount of the outstanding Loans.

17.9	Testing of Financial Covenants

(a)	Each of the financial covenants set out in Clauses 17.3 to 17.8 (inclusive) shall be tested by reference to each rolling twelve (12) month Measurement Period, provided always that the Interest and Principal Coverage Ratio referred to in Clause 17.7 shall be tested on the basis of the financial statements of the Borrower for the last fiscal quarter of the Borrower in the event of the occurrence of the circumstances set out in Clause 17.8.

(b)	The Borrower shall provide a Compliance Certificate each quarter in respect of the financial covenants.

18.	[INTENTIONALLY OMITTED]

19.	DEFAULT

19.1	Events of Default

Each of the events set out in this Clause 19 is an Event of Default.

19.2	Non-payment

The Borrower does not pay on the due date any amount payable by it under the Finance Documents in the manner required under the Finance Documents, unless the non-payment:

(a)	is caused by technical or administrative error; and

(b)	is remedied within three (3) Business Days of the due date.

19.3	Breach of other obligations

(a)	The Borrower does not comply with any term of Clause 16 (General Covenants) or Clause 17 (Financial Covenants), unless the non-compliance:

(i)	is capable of remedy; and

(ii)	is remedied within thirty (30) days of the earlier of the Facility Agent giving notice to the Borrower and discovery (and for the purposes of this paragraph discovery means actual awareness).

The Borrower acknowledges that for the purposes of paragraph (i) above, non-compliance with the following shall not be capable of remedy:

(A)	Clause 16.10(a) and 16.10(b) (Security), but in respect of subparagraph (b) only insofar as it relates to the Mortgage, the Time Charter, and Earnings Assignment and the Insurances Assignment;

(B)	Clause 16.12(a) (Registration of the Vessels);

(C)	the Obligatory Insurances being in full force and effect; and

(D)	Clause 17 (Financial Covenants),

provided always that, in the case of (A) and (B) above, if the non-compliance is caused by technical or administrative error only, is corrected within three (3) Business

Days of the earlier of the Facility Agent giving notice to the Borrower and discovery (discovery having the same meaning as in Clause 19.3(a)(ii)), and, in the case of (C) above, if the non-compliance is caused by technical or administrative error only, is corrected within one (1) Business Day and in each case the Facility Agent (acting on the good faith and reasonable instructions of the Majority Lenders) is satisfied that the Finance Parties have neither suffered nor will, in the future, suffer any material detriment (whether financial, to their security position or otherwise howsoever) as a result of the non-compliance.

(b)	The Borrower fails to comply with the terms of Clause 6.2(b) or one of the events listed in Clause 6.5(a) occurs and the Borrower does not comply with the terms of Clause 6.5(b) or Clause 6.6 within the time periods specified in Clauses 6.5 and 6.6.

(c)	Any Party (other than a Finance Party or the Account Bank) does not comply with any other term of the Finance Documents not already referred to in this Clause which the Facility Agent (acting on the good faith and reasonable instructions of the Majority Lenders) considers to be material, unless the non-compliance:

(i)	is capable of remedy; and

(ii)	is remedied within fourteen (14) days of the earlier of the Facility Agent giving notice and discovery by the relevant Party (discovery having the same meaning as in Clause 19.3(a)(ii)) of the non-compliance.

19.4	Misrepresentation

A representation made or repeated by the Borrower (or by any other Party other than a Finance Party or the Account Bank) in any Finance Document or in any document delivered by or on behalf of the Borrower under any Finance Document is incorrect in any respect which the Facility Agent (acting on the good faith and reasonable instructions of the Majority Lenders) considers to be material when made or deemed to be repeated, unless the circumstances giving rise to the misrepresentation:

(a)	are capable of remedy; and

(b)	are remedied within thirty (30) days of the earlier of the Facility Agent giving notice and the relevant Party becoming aware of the misrepresentation.

19.5	Cross-default

Any of the following occurs in respect of the Borrower:

(a)	any of its Financial Indebtedness is not paid when due (after the expiry of any originally applicable grace period);

(b)	any of its Financial Indebtedness:

(i)	becomes prematurely due and payable; or

(ii)	is placed on demand; or

(iii)	is capable of being declared by a creditor to be prematurely due and payable or being placed on demand,

in each case, as a result of an event of default (howsoever described) and after the expiry of any applicable grace period; or

(c)	any commitment for its Financial Indebtedness is cancelled or suspended as a result of an event of default (howsoever described),

unless the aggregate amount of Financial Indebtedness falling within paragraphs (a) to (c) above is less than US$25,000,000 or its equivalent .

19.6	Insolvency

Any of the following occurs in respect of the Borrower:

(a)	it is, or is deemed for the purposes of any Applicable Law to be, unable to pay its debts as they fall due or insolvent;

(b)	it admits its inability to pay its debts as they fall due;

(c)	it suspends making payments on any of its debts or announces an intention to do so;

(d)	by reason of actual or anticipated financial difficulties, it begins negotiations with any creditor for the rescheduling of any of its indebtedness; or

(e)	a moratorium is declared in respect of any of its indebtedness.

If a moratorium occurs in respect of the Borrower, the ending of the moratorium will not remedy any Event of Default caused by the moratorium.

19.7	Insolvency proceedings

(a)	Except as provided in paragraph (b) below, any of the following occurs in respect of the Borrower:

(i)	any step is taken with a view to a moratorium, a composition, assignment or similar arrangement with any of its creditors;

(ii)	a meeting of its shareholders, directors or other officers is convened for the purpose of considering any resolution to petition for or to file documents with a court for its winding-up, administration or dissolution or any such resolution is passed;

(iii)	any person presents a petition, or files documents with a court for its winding-up, administration or dissolution;

(iv)	an order for its winding-up, administration or dissolution is made;

(v)	any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer is appointed in respect of it or any of its assets;

(vi)	its directors, shareholders or other officers request the appointment of, or give notice of their intention to appoint a liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or similar officer; or

(vii)	any other analogous step or procedure is taken in any jurisdiction.

(b)	Paragraph (a) above does not apply to a frivolous or vexatious petition for winding-up presented by a creditor which is being contested in good faith and with due diligence and is discharged or struck out within fourteen (14) days.

19.8	Creditors’ process

Any attachment, sequestration, distress, execution or analogous event affects any asset(s) of the Borrower, having an aggregate value of twenty five million Dollars (US$25,000,000) or its equivalent and is not discharged within thirty (30) days.

19.9	Cessation of business

The Borrower ceases, or threatens to cease, to carry on business except as a result of any disposal not prohibited under this Agreement.

19.10	Failure to pay final judgment

The Borrower fails to comply with or pay any sum due from it under any final judgment or any final order made or given by any court of competent jurisdiction.

19.11	Effectiveness of Finance Documents

(a)	It is or becomes unlawful for the Borrower or any other Party (other than a Finance Party or the Account Bank) to perform any of its material obligations under the Finance Documents.

(b)	Any material provision of a Finance Document is not effective or is alleged by the Borrower to be ineffective for any reason.

(c)	Any material provision of a Finance Document is not effective or is alleged by any Party (other than a Finance Party, the Borrower or the Account Bank) to be ineffective for any reason.

(d)	The Borrower repudiates any material provision of a Finance Document or evidences an intention to repudiate any material provision of a Finance Document.

(e)	Any Party (other than a Finance Party or the Account Bank) repudiates any material provision of a Finance Document or evidences an intention to repudiate any material provision of a Finance Document.

19.12	Invalidity of Security Documents

Any of the Security Documents ceases to be valid in any material respect or any of those Security Documents creating a Security Interest in favour of the Security Trustee ceases to provide a perfected first priority security interest in favour of the Security Trustee.

19.13	Invalidity of the KEIC Policies

The KEIC Policies (or any of them) ceases to be valid or KEIC gives notice to the Facility Agent to determine its obligations thereunder as a result of any act or omission of the Borrower.

19.14	Acceleration

If an Event of Default is outstanding, the Facility Agent, if the Majority Lenders so instruct it, shall by notice to the Borrower:

(a)	cancel the undrawn, uncancelled amount of the Maximum Facility Amount; and/or

(b)	declare that all or part of any amounts outstanding under the Finance Documents are:

(i)	immediately due and payable; and/or

(ii)	payable on demand by the Facility Agent; and/or

(iii)	issue a notice of demand under the KEIC Policies, to that extent that it is permitted to do so under the KEIC Policies.

Any notice given under this Subclause will take effect in accordance with its terms.

20.	SECURITY

20.1	Security Trustee as trustee

Unless expressly provided to the contrary herein or in any Finance Document and except as otherwise required by Applicable Law, the Security Trustee holds any security created by a Security Document on trust for the Finance Parties.

20.2	Responsibility

The Security Trustee is not liable or responsible to any other Finance Party for:

(a)	any failure in perfecting or protecting the security created by any Security Document; or

(b)	any other action taken or not taken by it in connection with any Security Document,

unless directly caused by its gross negligence or wilful misconduct.

20.3	Title

The Security Trustee may accept, without enquiry, the title (if any) the Borrower may have to any asset over which security is intended to be created by any Security Document.

20.4	Possession of documents

The Security Trustee is not obliged to hold in its own possession any Security Document, title deed or other document in connection with any asset over which security is intended to be created by a Security Document.

20.5	Investments

Except as otherwise provided in any Security Document, all moneys received by the Security Trustee under a Security Document will, until utilised, be invested in the name of, or under the control of, the Security Trustee in any investments selected by the Security Trustee (acting on the instructions of the Majority Lenders). Additionally, those moneys may be placed on deposit in the name of, or under the control of, the Security Trustee at any bank or institution

(including itself) and upon such terms as it may think fit. Any interest or profit earned by the Security Trustee in connection with such investments shall be that of the Borrower and added to the Security Assets.

20.6	Approval

Each Finance Party confirms its approval of each Security Document.

20.7	Release of security

(a)	If a disposal of any asset subject to security created by a Security Document is made to a third party in the following circumstances:

(i)	the Majority Lenders agree to the disposal;

(ii)	the disposal is allowed by the terms of the Finance Documents and will not result or could not reasonably be expected to result in any breach of any term of any Finance Document;

(iii)	the disposal is being made at the request of the Facility Agent in circumstances where any security created by the Security Documents has become enforceable; or

(iv)	the disposal is being effected by enforcement of a Security Document,

and, in any such case, the Facility Agent is satisfied that the relevant Loan will be prepaid in full in accordance with Clause 6.5(a)(i) (Mandatory prepayment – Sale, Total Loss or non delivery of a Vessel) at the time of the disposal, the asset being disposed of will be released from any security over it created by a Security Document. However, the proceeds of any disposal (or an amount corresponding to them) must be applied in accordance with the requirements of the Finance Documents (if any).

(b)	Following the Final Maturity Date of any Loan, if that Loan and any other sums due and payable under any Finance Document have been irrevocably and unconditionally repaid in full to the satisfaction of the Finance Parties, then the relevant Mortgage and any other Security Interest over the Vessel related to that Loan shall be released.

(c)	If the Security Trustee is satisfied that a release is allowed under this Subclause, the Security Trustee must execute (at the request and expense of the Borrower) any document which is reasonably required to achieve that release. Each other Finance Party irrevocably authorises the Security Trustee to execute any such document.

20.8	Co-security Agent

(a)	The Security Trustee may appoint a separate security agent or a co-security agent in any jurisdiction outside the United Kingdom:

(i)	if the Security Trustee considers that without the appointment the interests of the Lenders under the Finance Documents might be materially and adversely affected;

(ii)	for the purpose of complying with any law, regulation or other condition in any jurisdiction; or

(iii)	for the purpose of obtaining or enforcing a judgment or enforcing any Finance Document in any jurisdiction.

(b)	Any appointment under this Subclause will only be effective if the security agent or co-security agent confirms to the Security Trustee, Facility Agent and the Borrower in form and substance satisfactory to the Security Trustee that it is bound by the terms of this Agreement as if it were the Security Trustee.

(c)	The Security Trustee may remove any security agent or co-security agent appointed by it and may appoint a new security agent or co-security agent in its place.

(d)	The Borrower must pay to the Security Trustee any reasonable remuneration paid by the Security Trustee to any security agent or co-security agent appointed by it, together with any related costs and expenses properly incurred by the security agent or co-security agent.

21.	THE ADMINISTRATIVE PARTIES

21.1	Appointment and duties of the Facility Agent

(a)	Each Finance Party (other than the Facility Agent) irrevocably appoints the Facility Agent to act as its agent under the Finance Documents.

(b)	Each Finance Party irrevocably authorises the Facility Agent on its behalf to:

(i)	perform the duties and to exercise the rights, powers and discretions that are specifically given to it under the Finance Documents, together with any other incidental rights, powers and discretions; and

(ii)	execute each Finance Document expressed to be executed by the Facility Agent on that Party’s behalf.

(c)	The Facility Agent has only those duties which are expressly specified in the Finance Documents. Those duties are solely of a mechanical and administrative nature.

21.2	Role of the Arranger

Except as specifically provided in the Finance Documents, the Arranger in its capacity as Arranger has no obligations of any kind to any other Party in connection with any Finance Document.

21.3	No fiduciary duties

Except as specifically provided in a Finance Document, nothing in the Finance Documents makes an Administrative Party a trustee or fiduciary for any other Party or any other person. No Administrative Party needs to hold in trust any moneys paid to it for a Party or be liable to account for interest on those moneys.

21.4	Individual position of an Administrative Party

(a)	If it is also a Lender, each Administrative Party has the same rights and powers under the Finance Documents as any other Lender and may exercise those rights and powers as though it were not an Administrative Party.

(b)	Each Administrative Party may:

(i)	carry on any business with the Borrower or its related entities (including acting as an agent or a trustee for any other financing); and

(ii)	retain any profits or remuneration it receives under the Finance Documents or in relation to any other business it carries on with the Borrower or its related entities.

21.5	Reliance

The Facility Agent may:

(a)	rely on any notice or document believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person;

(b)	rely on any statement made by any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify;

(c)	engage, pay for and rely on professional advisors selected by it; and

(d)	act under the Finance Documents through its personnel and agents.

21.6	Majority Lenders’ instructions

(a)	The Facility Agent is fully protected if it acts on the instructions of the Majority Lenders in the exercise of any right, power or discretion or any matter not expressly provided for in the Finance Documents. Any such instructions given by the Majority Lenders will be binding on all the Lenders. In the absence of instructions, then unless the Finance Documents expressly provide that the Facility Agent acts on the instructions of the Majority Lenders in exercising the relevant right, power or discretion, the Facility Agent may act as it considers to be in the best interests of all the Lenders.

(b)	Each Lender acknowledges and confirms that it shall act in a reasonable manner when reaching any decision as to the exercise or non-exercise of any right, power or discretion by the Facility Agent.

(c)	The Facility Agent may assume that unless it has received notice to the contrary, any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised.

(d)	The Facility Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender’s consent) in any legal or arbitration proceedings in connection with any Finance Document.

(e)	The Facility Agent may require the receipt of security satisfactory to it, whether by way of payment in advance or otherwise, against any liability or loss which it may incur in complying with the instructions of the Majority Lenders.

21.7	Responsibility

(a)	No Administrative Party is responsible to any other Finance Party for the adequacy, accuracy or completeness of:

(i)	any Finance Document or any other document; or

(ii)	any statement or information (whether written or oral) made in or supplied in connection with any Finance Document.

(b)	Without affecting the responsibility of the Borrower for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms that it:

(i)	has made, and will continue to make, its own independent appraisal of all risks arising under or in connection with the Finance Documents (including the financial condition and affairs of the Borrower and its related entities and the nature and extent of any recourse against any Party or its assets); and

(ii)	has not relied exclusively on any information provided to it by any Administrative Party in connection with any Finance Document.

21.8	Exclusion of liability

(a)	Neither the Facility Agent nor the Security Trustee is liable or responsible to any other Finance Party for any action taken or not taken by it in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

(b)	No Party (other than the Facility Agent or Security Trustee, as the case may be,) may take any proceedings against any officer, employee or agent of the Facility Agent or Security Trustee, as the case may be, in respect of any claim it might have against the Facility Agent or Security Trustee, as the case may be, or in respect of any act or omission of any kind by that officer, employee or agent in connection with any Finance Document. Any officer, employee or agent of the Facility Agent or Security Trustee, as the case may be, may rely on this Subclause and enforce its terms under the Contracts (Rights of Third Parties) Act 1999.

21.9	Default

(a)	The Facility Agent is not obliged to monitor or enquire whether a Default has occurred. The Facility Agent is not deemed to have knowledge of the occurrence of a Default.

(b)	If the Facility Agent:

(i)	receives notice from a Party referring to this Agreement, describing a Default and stating that the event is a Default; or

(ii)	is aware of the non-payment of any principal or interest or any fee payable to a Lender under this Agreement,

it must promptly notify the Lenders.

21.10	Information

(a)	The Facility Agent must promptly forward to the person concerned the original or a copy of any document which is delivered to the Facility Agent by a Party for that person.

(b)	Except where a Finance Document specifically provides otherwise, the Facility Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(c)	Except as provided above, the Facility Agent has no duty:

(i)	either initially or on a continuing basis to provide any Lender with any credit or other information concerning the risks arising under or in connection with the Finance Documents (including any information relating to the financial condition or affairs of the Borrower or its related entities or the nature or extent of recourse against any Party or its assets) whether coming into its possession before, on or after the date of this Agreement; or

(ii)	unless specifically requested to do so by a Lender in accordance with a Finance Document, to request any certificate or other document from the Borrower.

(d)	In acting as the Facility Agent, the agency division of the Facility Agent is treated as a separate entity from its other divisions and departments. Any information acquired by the Facility Agent which, in its opinion, is acquired by it otherwise than in its capacity as the Facility Agent may be treated as confidential by the Facility Agent and will not be treated as information possessed by the Facility Agent in its capacity as such.

(e)	The Borrower irrevocably authorises the Facility Agent to disclose to the other Finance Parties any information which, is received by it in its capacity as the Facility Agent.

21.11	Indemnities

(a)	Without limiting the liability of the Borrower under the Finance Documents, each Lender must indemnify the Facility Agent for that Lender’s Pro Rata Share of any loss or liability incurred by the Facility Agent in acting as the Facility Agent, except to the extent that the loss or liability is caused by the Facility Agent’s gross negligence or wilful misconduct.

(b)	The Facility Agent may deduct from any amount received by it for a Lender any amount due to the Facility Agent from that Lender under a Finance Document but unpaid.

21.12	Compliance

Each Administrative Party may refrain from doing anything (including disclosing any information) which might, based on the reasonable opinion of its legal counsel, constitute a breach of any law or regulation or be otherwise actionable at the suit of any person, and may do anything which, in its opinion, is necessary or desirable to comply with any law or regulation.

21.13	Resignation of the Facility Agent or the Security Trustee

(a)	Either the Facility Agent or the Security Trustee may resign by giving written notice to the Lenders and the Borrower, in which case the Majority Lenders shall appoint a successor facility agent or security trustee, as the case may be, of which the Borrower approves, such approval not to be unreasonably withheld or delayed.

(b)	If no successor Facility Agent or Security Trustee has been appointed under paragraph (a) above within thirty (30) days after notice of resignation was given, the Facility Agent may appoint a successor Facility Agent and the Security Trustee may appoint a successor Security Trustee.

(c)	The resignation of the Facility Agent or the Security Trustee and the appointment of any successor facility agent or successor security trustee will both become effective only when the successor facility agent or security trustee, as the case may be, notifies all the Parties that it accepts its appointment and, in the case of the Security Trustee only, confirms that it is satisfied that the rights under the Security Documents have been assigned or transferred to it. On giving the notification and confirmation, the successor facility agent or security trustee, as the case may be, will succeed to the position of the Facility Agent or Security Trustee and the term Facility Agent or Security Trustee will mean the successor facility agent or successor security trustee.

(d)	The retiring Facility Agent or Security Trustee must, at its own cost, make available to the successor Facility Agent or Security Trustee such documents and records and provide such assistance as the successor Facility Agent or Security Trustee may reasonably request for the purposes of performing its functions as the Facility Agent or Security Trustee under the Finance Documents.

(e)	Upon its resignation becoming effective, this Clause will continue to benefit the retiring Facility Agent or retiring Security Trustee in respect of any action taken or not taken by it in connection with the Finance Documents while it was the Facility Agent or Security Trustee, as the case may be, and, subject to paragraph (d) above, it will have no further obligations in its capacity as Facility Agent or Security Trustee, as the case may be, under any Finance Document.

(f)	The Majority Lenders may, by notice to the Facility Agent or Security Trustee, require it to resign under paragraph (a) above.

21.14	Relationship with Lenders

(a)	The Facility Agent may treat each Lender as a Lender entitled to payments under this Agreement and as acting through its Facility Office(s) until it has received not less than five (5) Business Days’ prior notice from that Lender to the contrary.

(b)	The Facility Agent may at any time, and must if requested to do so by the Majority Lenders, convene a meeting of the Lenders.

(c)	The Facility Agent must keep a register of all the Parties and supply any other Party with a copy of the register on request. The register will include each Lender’s Facility Office(s) and contact details for the purposes of this Agreement.

21.15	Notice period

Where this Agreement specifies a minimum period of notice to be given to the Facility Agent, the Facility Agent may, at its discretion, accept a shorter notice period.

21.16	Calculation and notification of Mandatory Cost

(a)	Each Lender shall, if it wishes to charge a Mandatory Cost in respect of a Loan, calculate such cost in accordance with Schedule 5 (calculation of Mandatory Cost) and inform the Facility Agent of the amount thereof on or before 3:00 pm (London time) on the Rate Fixing Day for such Loan.

(b)	If a Lender fails to specify its cost under paragraph (a) above or notification thereof is received after the time mentioned in that paragraph, the Facility Agent will assume that such Lender has not incurred any such cost and shall be under no obligation to make claim therefor on the Borrower.

(c)	No Mandatory Cost may be notified to the Facility Agent which is less than twenty base units of the currency of the Loan in respect of which such cost has been calculated.

22.	EVIDENCE AND CALCULATIONS

22.1	Accounts

Accounts maintained by the Facility Agent in connection with this Agreement are conclusive (save for manifest error) evidence of the matters to which they relate for the purpose of any litigation or arbitration proceedings.

22.2	Certificates and determinations

Any certification or determination by the Facility Agent of a rate or amount under the Finance Documents will be, in the absence of manifest error, conclusive evidence of the matters to which it relates.

22.3	Calculations

Any interest or fee accruing under this Agreement accrues from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or otherwise, depending on what the Facility Agent determines is market practice.

23.	FEES

23.1	Commitment commission

The Borrower must pay to the Facility Agent for and on behalf of the Lenders, a commitment commission calculated at the rate of 0.35% per annum on the undrawn, uncancelled amount of the Loans together, throughout the Availability Period, such commission to accrue from day to day on the basis of a 360 day year and the actual number of days elapsed. The accrued commitment commission is payable on the last day of each successive period of three months which ends during the Availability Period, on the last day of the Availability Period and, if cancelled in full, on the cancellation amount at the time the cancellation becomes effective.

23.2	Upfront fee

The Borrower must pay to the Facility Agent an upfront fee in the manner agreed in the Fee Letter between the Arranger, the Facility Agent and the Borrower.

23.3	Facility Agent’s fee

The Borrower must pay to the Facility Agent an agency and security trustee fee in the manner agreed in the Fee Letter between the Arranger, the Facility Agent and the Borrower.

23.4	Refund of fees

The fees referred to in this Clause 23 and the Fee Letter shall not be refunded under any circumstances whatsoever once they have been paid.

24.	INDEMNITIES AND BREAK COSTS

24.1	Currency indemnity

(a)	The Borrower shall, as an independent obligation and within three (3) Business Days of demand, indemnify each Finance Party against any cost, loss or liability which that Finance Party incurs as a consequence of:

(i)	the Finance Party receiving an amount in respect of the Borrower’s liability under the Finance Documents; or

(ii)	that liability being converted into a claim, proof, judgment or order,

in a currency other than the currency in which the amount is expressed to be payable under the relevant Finance Document.

(b)	The Borrower waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency other than that in which it is expressed to be payable.

24.2	Other indemnities

(a)	The Borrower shall, as an independent obligation and within three (3) Business Days of demand, indemnify each Finance Party (and in respect of (i) below, KEIC) against any cost, loss or liability which that Finance Party incurs as a consequence of:

(i)	the occurrence of any Event of Default;

(ii)	any failure by the Borrower to pay any amount due under a Finance Document on its due date;

(iii)	(other than by reason of negligence or default by that Finance Party) a Loan (or part of a Loan) not being made after a Request has been delivered for that Loan; or

(iv)	a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment.

The liability of the Borrower in each case includes any cost, loss or expense on account of funds borrowed, contracted for or utilised to fund any amount payable under any Finance Document, any amount repaid or prepaid or any Loan.

(b)	The Borrower must indemnify against any cost, loss or liability incurred by any Finance Party as a result of:

(i)	investigating any event which that Finance Party reasonably believes to be a Default; or

(ii)	acting or relying on any notice of the Borrower which that Finance Party reasonably believes to be genuine, correct and appropriately authorised.

(c)	The Borrower must indemnify and agree to hold harmless the Finance Parties and KEIC and in each case, each of its and their Affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an Indemnified Party) from and against any and all claims, damages, losses, liabilities, costs, legal expenses and expenses (altogether Losses), joint or several, that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any claim, investigation, litigation or proceeding (or the preparation of any defence with respect thereto) commenced or threatened in relation to the Finance Documents or the Related Contracts (or the transactions contemplated hereby or thereby) or any use made or proposed to be made with the proceeds of the Facility. This indemnity shall apply whether or not such claims, investigation, litigation or proceeding is brought by the Borrower, the shareholders of the Borrower or the creditors of the Borrower, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto, except to the extent such Losses are found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or wilful misconduct.

(d)	No Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to the Borrower or any shareholders or creditors of the Borrower for or in connection with the transactions referred to in paragraph (c) above, except for direct (as opposed to indirect or consequential) damages or losses to the extent such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or wilful misconduct.

(e)	The Borrower must indemnify and hold each Finance Party harmless on a full indemnity basis, from and against each and every Loss:

(i)	arising directly or indirectly out of or in any way connected with the ownership, possession, performance, transportation, management, sale, import to or export from any jurisdiction, control, use or operation, registration, navigation, certification, classification, management, manning, provisioning, the provision of bunkers and lubricating oils, testing, design, condition, delivery, acceptance, leasing, subleasing, chartering, insurance, maintenance, repair, service, modification, refurbishment, dry docking, survey, conversion, overhaul, replacement, removal, repossession, return, redelivery, storage, sale, disposal, the complete or partial removal, decommissioning, making safe, destruction, abandonment or loss by the Borrower or any other person of any of the Vessels or caused by any of the Vessels becoming a wreck or an obstruction to navigation, whether or not such liability may be attributable to any defect in any of the Vessels or to the design, construction or use thereof or from any maintenance, service, repair, dry docking, overhaul, inspection or for any other reason whatsoever (whether similar to any of the foregoing or not), and regardless of when the same shall arise and whether or not any of the Vessels (or any part thereof) is in possession or control of the Borrower or the Manager or any other person and whether or not the same is in United Kingdom waters or abroad;

(ii)	arising directly or indirectly out of or in any way connected with any Release of Hazardous Material, any Environmental Claim, or any breach of an Environmental Law or the terms and conditions of an Environmental Approval;

(iii)	as a consequence of any claim that any design, article or material in any of the Vessels or any part thereof or relating thereto or the operation or use thereof constitutes an infringement of patent, copyright, design or other proprietary right; or

(iv)	in preventing or attempting to prevent the arrest, seizure, taking in execution, requisition, impounding, forfeiture or detention of any of the Vessels or in securing or attempting to secure the release of any of the Vessels.

24.3	Break Costs

(a)	The Borrower must pay to each Lender its Break Costs in accordance with this Agreement.

(b)	Break Costs are the amount (if any) determined by the relevant Lender by which:

(i)	the interest which that Lender would have received for the period from the date of receipt of payment of a Loan or an overdue amount to the last day of the current Term for that Loan or overdue amount if the principal or overdue amount received had been paid on the last day of that Term;

exceeds

(ii)	the amount which that Lender would be able to obtain by placing an amount equal to the amount received by it on deposit with a leading bank in the appropriate interbank market for a period starting on the Business Day following receipt and ending on the last day of the applicable Term.

(c)	Each Lender must supply to the Borrower details of the amount of any Break Costs claimed by it under this Clause.

25.	EXPENSES

25.1	Initial costs

The Borrower must pay to each Finance Party the amount of all reasonable costs and expenses (including legal fees) incurred by it in connection with (but not limited to) the negotiation, preparation, printing and execution of the Finance Documents.

25.2	Subsequent costs

The Borrower must pay to each Finance Party and KEIC the amount of all reasonable costs and expenses (including legal fees) incurred by it in connection with:

(a)	the negotiation, preparation, printing and execution of any Finance Document (other than a Transfer Certificate) executed after the date of this Agreement; and

(b)	any amendment, waiver or consent requested by or on behalf of the Borrower or specifically allowed by this Agreement.

The Borrower shall not be required to bear the amount of any costs and expenses (including legal fees) incurred by a Lender or a New Lender (as that term is defined in Clause 28.2 (Assignments and transfers by Lenders)) in connection with any voluntary transfer made by a Lender under this Agreement or any of the Security Agreements. In the event that a Lender is required to undertake any such transfers as a result of the provisions of Clause 11.4 (Mitigation) or Clause 28.2(b)(iii) (Assignments and transfers by Lenders) any costs of that Lender or a New Lender or KEIC, as the case may be, arising out of such transfer shall be payable by the Borrower.

25.3	Enforcement costs

The Borrower must pay to each Finance Party and KEIC the amount of all costs and expenses (including legal fees) incurred by it in connection with the enforcement or attempted enforcement of, or the preservation or attempted preservation of any rights under, any Finance Document.

26.	WAIVER OF CONSEQUENTIAL DAMAGES

In no event shall any Finance Party be liable on any theory of liability for any special, indirect, consequential or punitive damages and the Borrower hereby waives, releases and agrees (for itself and on behalf of its Subsidiaries) not to sue upon any such claim for any such damages, unless caused by the fraud, wilful default or recklessness of the relevant Finance Party in performance of any of its obligations under this Agreement or any of the Finance Documents.

27.	AMENDMENTS AND WAIVERS

27.1	Procedure

(a)	Except as provided in this Clause 27, no term of the Finance Documents may be amended or waived without the agreement of the Borrower and the Majority Lenders. The Facility Agent or Security Trustee, as the case may be, may effect, on behalf of any Finance Party, an amendment or waiver allowed under this Clause.

(b)	The Facility Agent or Security Trustee, as the case may be, must promptly notify the other Parties of any amendment or waiver effected by it under paragraph (a) above. Any such amendment or waiver is binding on all the Parties.

27.2	Exceptions

(a)	An amendment or waiver which relates to:

(i)	the definition of Majority Lenders in Clause 1.1 (Definitions);

(ii)	the definition of any of Vessel 1 and Vessel 2 in Clause 1.1 (Definitions);

(iii)	the definition of KEIC Premium in Clause 1.1 (Definitions);

(iv)	an extension of the date of payment of any amount to a Lender under the Finance Documents;

(v)	a reduction in the amount of any payment of principal, interest, fee or other amount payable to a Lender under the Finance Documents;

(vi)	an increase in, or an extension of, a Commitment or the Total Commitments;

(vii)	a release of the Borrower;

(viii)	a term of a Finance Document which expressly requires the consent of each Lender;

(ix)	the right of a Lender to assign or transfer its rights or obligations under the Finance Documents;

(x)	a reduction in the Applicable Margin or the Interest Rate;

(xi)	the release of security; or

(xii)	this Clause,

may only be made with the consent of all the Lenders and the Borrower such consent not to be unreasonably withheld or delayed.

(b)	An amendment or waiver which relates to the rights or obligations of an Administrative Party may only be made with the consent of that Administrative Party, the Majority Lenders and the Borrower.

27.3	Change of currency

If a change in any currency of a country occurs (including where there is more than one currency or currency unit recognised at the same time as the lawful currency of a country), the Finance Documents will be amended to the extent the Facility Agent (acting reasonably and on the instructions of the Majority Lenders and after consultation with the Borrower) determines is necessary to reflect the change.

27.4	Waivers and remedies cumulative

The rights of each Finance Party under the Finance Documents:

(a)	may be exercised as often as necessary;

(b)	are cumulative and not exclusive of its rights under the general law; and

(c)	may be waived only in writing and specifically.

Delay in exercising or non-exercise of any right is not a waiver of that right.

28.	CHANGES TO THE PARTIES

28.1	Assignments and transfers by Borrower

The Borrower may not assign or transfer any of its rights and obligations under the Finance Documents without the prior consent of all the Lenders.

28.2	Assignments and transfers by Lenders

(a)	A Lender (the Existing Lender) may, subject to the following provisions of this Subclause, at any time assign or transfer (including by way of novation) any of its rights and obligations under this Agreement to another bank, financial institution or to a trust, fund or other entity which is regularly engaged or established for the purpose of making, purchasing or otherwise investing in loans, securities or other financial assets (the New Lender), provided always that:

(i)	each assignment or transfer shall be uniform, and not a varying percentage of all rights and obligations under this Agreement;

(ii)	each assignment or transfer shall not result in increased liability to the Borrower;

(iii)	the Facility Agent shall provide to the Borrower details of the proposed new lenders at least seven (7) Business Days prior to the proposed transfer date and the Borrower shall approve or object to the identity of any one or more of the proposed new lenders on such list (such approval not to be unreasonably withheld or delayed). The relevant Lender shall be entitled to effect a transfer or assignment to any proposed new lender on such list to which the Borrower has not objected on reasonable grounds within such seven (7) Business Day period; and

(iv)	a transfer fee of two thousand Dollars (US$2,000) is paid by the new Lender to the Facility Agent.

(b)	Notwithstanding any other provision in this Agreement, an Existing Lender may at any time assign or transfer (including by way of novation) any of its rights and obligations under this Agreement:

(i)	to an Affiliate of the Existing Lender; or

(ii)	following the occurrence and during the continuation of an Event of Default; or

(iii)	to KEIC, if required to do so by KEIC pursuant to the terms of the KEIC Policies,

without the consent of the Borrower.

(c)	Unless the Borrower otherwise agrees (acting reasonably), a transfer of part of a Commitment or the rights and obligations under this Agreement by the Existing Lender must be in a minimum amount of fifteen million Dollars (US$15,000,000) unless the Commitment of the Existing Lender is less than such amount in which case the whole of the Commitment of the Existing Lender may be transferred.

(d)	A transfer of obligations will be effective only if either:

(i)	the obligations are novated in accordance with the following provisions of this Clause 28; or

(ii)	the New Lender confirms to the Facility Agent and the Borrower in form and substance reasonably satisfactory to the Facility Agent and the Borrower that it is bound by the terms of this Agreement,

and, in each case, the New Lender enters into the Intercreditor Deed by way of an Accession Agreement (as defined in the Intercreditor Deed).

(e)	On the transfer becoming effective in this manner, the relevant Lender will be released from its obligations under this Agreement to the extent that they are transferred to the New Lender.

(f)	Any reference in this Agreement to a Lender includes a New Lender but excludes a Lender if no amount is or may be owed to or by it under this Agreement.

28.3	Procedure for transfer by way of novations

(a)	In this Subclause:

Transfer Date means, for a Transfer Certificate, the later of:

(i)	the proposed Transfer Date specified in that Transfer Certificate; and

(ii)	the date on which the Facility Agent executes that Transfer Certificate.

(b)	A novation is effected if:

(i)	the Existing Lender and the New Lender deliver to the Facility Agent a duly completed Transfer Certificate; and

(ii)	the Facility Agent executes it.

(c)	On the Transfer Date:

(i)	the New Lender will assume the rights and obligations of the Existing Lender expressed to be the subject of the novation in the Transfer Certificate in substitution for the Lender; and

(ii)	the Existing Lender will be released from those obligations and cease to have those rights.

(d)	Each Party (other than the Existing Lender and the New Lender) irrevocably authorises the Facility Agent to execute any duly completed Transfer Certificate on its behalf.

28.4	Limitation of responsibility of Existing Lender

(a)	Unless expressly agreed to the contrary, an Existing Lender is not responsible to a New Lender for:

(i)	the legality, validity, effectiveness, completeness, accuracy, adequacy or enforceability of any Finance Document or any other document;

(ii)	the financial condition of the Borrower;

(iii)	the performance and observance by the Borrower of its obligations under the Finance Documents or any other documents; or

(iv)	the accuracy of any statement or information (whether written or oral) made in or supplied in connection with any Finance Document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender that it:

(i)	has made, and will continue to make, its own independent appraisal of all risks arising under or in connection with the Finance Documents (including the financial condition and affairs of the Borrower and its related entities and the nature and extent of any recourse against any Party or its assets) in connection with its participation in this Agreement; and

(ii)	has not relied exclusively on any information supplied to it by the Existing Lender in connection with any Finance Document.

(c)	Nothing in any Finance Document requires an Existing Lender to:

(i)	accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause; or

(ii)	support any losses incurred by the New Lender by reason of the non-performance by the Borrower of its obligations under any Finance Document or otherwise.

28.5	Costs resulting from change of Lender or Facility Office

If:

(a)	a Lender assigns or transfers any of its rights and obligations under the Finance Documents or changes its Facility Office; and

(b)	as a result of circumstances existing at the date of assignment, transfer or change occurs, the Borrower would be obliged to pay a Tax Payment or an Increased Cost,

then, unless the assignment, transfer or change is made by a Lender to mitigate any circumstances giving rise to a Tax Payment, Increased Cost or a right to be prepaid and/or cancelled by reason of illegality, the Borrower need only pay that Tax Payment or Increased Cost to the same extent that it would have been obliged to if no assignment, transfer or change had occurred.

28.6	Changes to the Reference Banks

If a Reference Bank (or, if a Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Facility Agent must (in consultation with the Borrower) appoint another Lender or an Affiliate of a Lender to replace that Reference Bank.

28.7	Payment of KEIC Insurance Proceeds

Notwithstanding any provisions to the contrary in this Agreement, in the event that KEIC pays the KEIC Insurance Proceeds in accordance with the KEIC Policies:

(a)	the obligations of the Borrower under this Agreement and any Security Document shall not be reduced or affected in any manner;

(b)	KEIC shall be entitled to exercise the rights the Lenders may hold (whether presently or in the future) against the Borrower pursuant to this Agreement or any relevant laws and regulations, as the case may be (but without prejudice to the exercise of such rights by the Security Trustee, the Facility Agent and the Lenders) unless and until the KEIC Insurance Proceeds and the interest accrued thereon are fully reimbursed to KEIC; and

(c)	with respect to the obligations of the Borrower owed to the Security Trustee, the Facility Agent and the Lenders under the Security Documents (or any of them), such obligations shall also be owed to KEIC by way of subrogation of the rights of the Lenders.

29.	DISCLOSURE OF INFORMATION

Each Finance Party may disclose such information as that Finance Party shall consider appropriate in respect of information supplied to it, by or on behalf of the Borrower, the Seaspan Group, the Charterers or the Finance Documents to:

(a)	in the case of any other Finance Party, any of its Affiliates; or

(b)	any other person who has not been objected to by the Borrower pursuant to Clause 28.2(a)(iii) (Assignments and transfers by Lenders), to (or through) whom an Existing Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement or with (or through) whom a Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or the Borrower; or

(c)	any person to whom, and to the extent that, information is required to be disclosed by any Applicable Law; or

(d)	any other Finance Party; or

(e)	to its and the Borrower’ professional advisors,

PROVIDED ALWAYS that, in relation to paragraph (b) above, the person to whom the information is to be given has entered into a Confidentiality Undertaking. Except as provided in this Clause, a Lender may not disclose any information about the Borrower, the Seaspan Group, the Charterers or the Finance Documents to any person.

30.	SET-OFF

A Finance Party may set off any matured obligation owed to it by the Borrower under the Finance Documents against any obligation (whether or not matured) owed by that Finance Party to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, that Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

31.	PRO RATA SHARING

31.1	Redistribution

If any amount owing by the Borrower under this Agreement to a Lender (the recovering Lender) is discharged by payment, set-off or any other manner other than through the Facility Agent under this Agreement (a recovery), then:

(a)	the recovering Lender must, within three (3) Business Days, supply details of the recovery to the Facility Agent;

(b)	the Facility Agent must calculate whether the recovery is in excess of the amount which the recovering Lender would have received if the recovery had been received by the Facility Agent under this Agreement; and

(c)	the recovering Lender must pay to the Facility Agent an amount equal to such excess (the redistribution).

31.2	Effect of redistribution

(a)	The Facility Agent must treat a redistribution as if it were a payment by the Borrower under this Agreement and distribute it among the Lenders, other than the recovering Lender, accordingly.

(b)	When the Facility Agent makes a distribution under paragraph (a) above, the recovering Lender will be subrogated to the rights of the Finance Parties which have shared in that redistribution.

(c)	If and to the extent that the recovering Lender is not able to rely on any rights of subrogation under paragraph (b) above, the Borrower will owe the recovering Lender a debt which is equal to the redistribution, immediately payable and of the type originally discharged.

(d)	If:

(i)	a recovering Lender must subsequently return a recovery, or an amount measured by reference to a recovery, to the Borrower; and

(ii)	the recovering Lender has paid a redistribution in relation to that recovery,

each Finance Party must reimburse the recovering Lender all or the appropriate portion of the redistribution paid to that Finance Party, together with interest for the period while it held the re-distribution. In this event, the subrogation in paragraph (b) above will operate in reverse to the extent of the reimbursement.

31.3	Exceptions

Notwithstanding any other term of this Clause, a recovering Lender need not pay a redistribution to the extent that:

(a)	it would not, after the payment, have a valid claim against the Borrower in the amount of the redistribution; or

(b)	it would be sharing with another Finance Party any amount which the recovering Lender has received or recovered as a result of legal or arbitration proceedings, where:

(i)	the recovering Lender notified the Facility Agent of those proceedings; and

(ii)	the other Finance Party had an opportunity to participate in those proceedings but did not do so or did not take separate legal or arbitration proceedings as soon as reasonably practicable after receiving notice of them.

32.	SEVERABILITY

If a term of a Finance Document is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a)	the legality, validity or enforceability in that jurisdiction of any other term of the Finance Documents; or

(b)	the legality, validity or enforceability in other jurisdictions of that or any other term of the Finance Documents.

33.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts and by facsimile provided that original signed copies are provided within a reasonable period of time thereafter. This has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

34.	NOTICES

34.1	In writing

(a)	Any communication in connection with a Finance Document must be in writing and, unless otherwise stated, may be given in person, by post, fax, e-mail or by any other electronic communication approved by the Facility Agent.

(b)	For the purpose of the Finance Documents, an electronic communication will be treated as being in writing.

(c)	Unless it is agreed to the contrary, any consent or agreement required under a Finance Document must be given in writing.

(d)	Communications sent by the Facility Agent in the normal course of business will not be signed.

34.2	Contact details

(a)	Except as provided below, the contact details of each Party for all communications in connection with the Finance Documents are those notified by that Party for this purpose to the Facility Agent on or before the date it becomes a Party.

(b)	The contact details of the Borrower for this purpose are:

Address:	Unit 2, 7th Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, F40000
Fax number:	(852) 254 01689
Attention:	Sai Chu, Chief Financial Officer

with a copy to Seaspan Ship Management Ltd. of:

Address:	2600-200 Granville Street, Vancouver, B.C., Canada V6C 1S4
Fax number:	604-331-0925
Attention:	Gerry Wang, Chief Executive Officer

(c)	The contact details of the Facility Agent and for the KEIC Agent for this purpose are:

Address:	99 Queen Victoria Street, London EC4V 4EH
Fax number:	+44 (0)20 7786 1994
Attention:	Roland Robertson / Steven Bundy

(d)	The contact details for the Security Trustee for this purpose are:

Address:	99 Queen Victoria Street, London EC4V 4EH
Fax number:	+44 (0)20 7786 1994
Attention:	Roland Robertson / Steven Bundy

(e)	A Party may change its contact details by giving five (5) Business Days’ notice to the Facility Agent or (in the case of the Facility Agent) to the other Parties.

(f)	Where a Party nominates a particular department or officer to receive a communication, a communication will not be effective if it fails to specify that department or officer.

34.3	Effectiveness

(a)	Except as provided below, any communication in connection with a Finance Document will be deemed to be given as follows:

(i)	if delivered in person, at the time of delivery;

(ii)	if posted, five (5) days after being deposited in the post, postage prepaid, in a correctly addressed envelope;

(iii)	if by fax, when received in legible form; and

(iv)	if by e-mail or any other electronic communication, when received in legible form.

(b)	A communication given under paragraph (a) above but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

(c)	A communication to the Facility Agent will only be effective on actual receipt by it.

34.4	Borrower

All communications under the Finance Documents to or from the Borrower must be sent through the Facility Agent or with a copy to the Facility Agent.

34.5	Entire Agreement

This Agreement and the other Finance Documents entered into pursuant to this Agreement contain the whole agreement between the parties relating to the transactions contemplated by this Agreement and supersede all previous agreements between the parties relating to such transactions.

35.	LANGUAGE

(a)	Any notice given in connection with a Finance Document must be in English.

(b)	Any other document provided in connection with a Finance Document must be:

(i)	in English; or

(ii)	(unless the Facility Agent otherwise agrees) accompanied by a certified English translation. In this case, the English translation prevails unless the document is a statutory or other official document.

36.	GOVERNING LAW

This Agreement is governed by English law.

37.	ENFORCEMENT

37.1	Jurisdiction

(a)	The English courts have jurisdiction to settle any dispute in connection with any Finance Document.

(b)	The English courts are the most appropriate and convenient courts to settle any such dispute.

(c)	This Clause is for the benefit of the Lenders only. To the extent allowed by law, the Lenders may take:

(i)	proceedings in any other court; and

(ii)	concurrent proceedings in any number of jurisdictions.

37.2	Service of process

(a)	The Borrower irrevocably appoints Clifford Chance Secretaries Limited of 10 Upper Bank Street, London, E14 5JJ as its agent under the Finance Documents for service of process in any proceedings before the English courts.

(b)	If any person appointed as process agent is unable for any reason to act as agent for service of process, the Borrower must immediately appoint another agent on terms acceptable to the Facility Agent. Failing this, the Facility Agent may appoint another agent for this purpose.

(c)	The Borrower agrees that failure by a process agent to notify it of any process will not invalidate the relevant proceedings.

(d)	This Clause does not affect any other method of service allowed by law.

37.3	Waiver of immunity

The Borrower irrevocably and unconditionally:

(a)	agrees not to claim any immunity from proceedings brought by a Finance Party against it in relation to a Finance Document and to ensure that no such claim is made on its behalf;

(b)	consents generally to the giving of any relief or the issue of any process in connection with those proceedings; and

(c)	waives all rights of immunity in respect of it or its assets.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

ORIGINAL LENDERS

Name of Original Lender	Commitments (US$)
Sumitomo Mitsui Banking Corporation, Brussels Branch	235,300,000

Avenue des Arts 58 B-1000 Brussels Belgium

SCHEDULE 2

PART 1

INITIAL CONDITION PRECEDENT DOCUMENTS

1.	Borrower

(a)	A certified copy* of the constitutional documents of the Borrower or, if the Facility Agent already has a copy, a certificate of the Borrower certifying that the copy in the Facility Agent’s possession is still correct, complete and in full force and effect as at a date no earlier than the date of the Request together with an up to date Certificate of Goodstanding dated no more than ten (10) Business Days prior to the first Utilisation Date.

(b)	A certified copy* of a resolution of the board of directors of the Borrower (unless such resolution in relation to the issues below is still in full force and effect):

(i)	approving the terms of, and the transactions contemplated by, each Finance Document and each Related Contract to which the Borrower is a party and resolving that it executes each such Finance Document and each Related Contract, then to be executed;

(ii)	authorising a specified person or persons to execute each Finance Document and each Related Contract on its behalf to which it is a party, then to be executed; and

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices to be signed and/or despatched by it under or in connection with each Finance Document and each Related Contract to which it is a party, then to be executed.

(c)	A specimen of the signature of each person authorised by the resolution referred to in paragraph 1(b) above.

(d)	A certified copy* of all other resolutions, consents, licences, exemptions and filings, corporate, official or otherwise which the Lender may reasonably require in connection with this Agreement or any other Finance Document.

2.	Finance Documents and Related Contracts

(a)	A duly executed original of this Agreement.

(b)	A duly executed original of the Intercreditor Deed.

(c)	A duly executed original of each General Assignment.

(d)	A duly executed original of each Time Charter and Earnings Assignment.

(e)	A duly executed original of the Retention Account Charge.

(f)	A duly executed original of the Fee Letter.

(g)	A duly executed original of each Swap Agreement Assignment.

(h)	A duly executed original of the relevant Management Agreement Assignment;

(i)	A duly executed original of each of the Manager’s Undertakings;

(j)	A certified copy* of the Management Agreement, duly executed;

(k)	A certified copy* of each Time Charter, duly executed.

(l)	A certified copy* of each Shipbuilding Contract, duly executed.

(m)	A certified copy* of each Refund Guarantee.

(n)	A copy of each KEIC Policy, translated into the English language and certified by a translation service acceptable to the Facility Agent, duly executed by KEIC, together with evidence that such policy has been duly authorised by KEIC and that the representative of KEIC who has signed it has been duly authorised to sign and deliver it.

(o)	Duly executed originals of all notices of assignment required to be served under each Security Document referred to above and faxed copies of the acknowledgements thereof (where it is not possible to provide originals of the same, with such originals to follow as soon as practicable after the first Utilisation Date), duly executed by each relevant counterparty.

3.	Other documents

(a)	A copy of any other authorisation or other document, opinion or assurance which the Facility Agent considers to be necessary or desirable in connection with the entry into and performance of, and the transactions contemplated by, any Finance Document or any Related Contract or for the validity and enforceability of any Finance Document or any Related Contract.

(b)	A letter from Clifford Chance Secretaries Limited agreeing to its appointment as process agent for the Borrower under the Finance Documents.

4.	Legal opinions

(a)	A legal opinion of Stephenson Harwood, English legal advisors to the Lenders, addressed to the Facility Agent as agent for and on behalf of itself, the KEIC Agent and the Lenders.

(b)	A legal opinion of Poles, Tublin, Stratakis, Gonzalez & Weichert, LLP, Marshall Island legal advisors to the Facility Agent, addressed to the Facility Agent as agent for and on behalf of itself, the KEIC Agent and the Lenders.

(c)	A legal opinion of Kim & Company, Korean legal advisors to the Lenders, addressed to the Facility Agent as agent for and on behalf of itself, the KEIC Agent and the Lenders.

(d)	A legal opinion of Kim & Chang, Korean legal advisors to KEIC.

5.	Other Requirements

(a)	All fees due and payable under the Fee Letter have been paid or will be paid in accordance with the terms of the Fee Letter.

(b)	Evidence acceptable to the Facility Agent that the KEIC Premium has been or will be paid using the proceeds of the first Drawing.

*	Each certified copy document must be certified by a director, officer or duly authorised attorney of the Borrower as being true and complete as at a date no earlier than the date of the Request for a Drawing.

SCHEDULE 2

PART 2

DELIVERY DATE CONDITIONS PRECEDENT DOCUMENTS

At the time of delivery of each Vessel, the Facility Agent shall require the following documentation from the Borrower:-

1.	Borrower

(a)	A certificate of the Borrower certifying that the constitutional documents have not been amended since they were first delivered to the Facility Agent.

(b)	A certified copy of a resolution of the board of directors of the Borrower (unless such a resolution in relation to the issues below is still in force):

(i)	authorising a specified person or persons to execute the relevant Mortgage and the relevant Insurance Assignment and authorising a specified person or persons to execute such necessary documentation as is required to permit the Borrower to take physical possession of the relevant Vessel; and

(ii)	authorising a specified person or persons, on its behalf, to sign or despatch all other documents and notices to be signed or despatched by it under or in connection with the relevant Mortgage and authorising a specified person or persons, on its behalf, to sign or despatch all other documents and notices to be signed or despatched as necessary to take physical possession of the relevant Vessel.

(c)	A specimen of the signature of each person authorised by the resolution referred to in paragraphs (b) (i) and (ii) above.

2.	Documents

(a)	A duly executed original of the relevant Mortgage;

(b)	A duly executed original of the relevant Deed of Covenants;

(c)	A duly executed original of the relevant Insurances Assignment;

(d)	A copy of any other authorisation or other document, opinion or assurance which the Facility Agent considers to be necessary or desirable in connection with the entry into and performance of, and the transactions contemplated by, the Security Documents or for the validity and enforceability of any of those documents.

3.	The Vessel to be delivered

(a)	A certified copy* of:

(i)	a classification certificate in respect of the Vessel showing the Vessel to be in class without recommendation, condition or qualification or, in the event that this is not available, a faxed copy with a certified copy to follow as soon as practicable after the relevant Delivery Date;

(ii)	a valid Interim Safety Management Certificate for the Vessel;

(iii)	a valid Document of Compliance; and

(iv)	a valid International Ship Security Certificate for the Vessel.

(b)	Evidence acceptable to the Facility Agent that immediately following the relevant Drawing the Vessel will be delivered to the Borrower under the relevant Shipbuilding Contract and title (as described in paragraph 1(a)(ii) of Schedule 3) to the Vessel will pass to the Borrower.

4.	Insurance

(a)	A certified copy of all current insurance policies in respect of the Vessel.

(b)	A duly executed and, where necessary, notarised notice of assignment (and acknowledgement of the same) of the Obligatory Insurances in respect of the Vessel duly executed by the Borrower substantially in the form provided for in the Insurances Assignment.

(c)	Fax confirmation from each broker, insurer and club concerned with the Obligatory Insurances of the Vessel that:

(i)	the relevant cover is in effect;

(ii)	they will accept notice of assignment of the Obligatory Insurances in favour of the Security Trustee and execute an acknowledgement of the notice in the form required by the Security Trustee;

(iii)	they will restrict their lien for unpaid premiums under any fleet policy to unpaid premiums in respect of that Vessel only;

(iv)	they will issue a letter of undertaking in the current LIBA form (in the case of Lloyds brokers), in the form provided for in the Insurances Assignment (in the case of non-Lloyds brokers and insurers other than clubs) or in their current standard form (in the case of clubs);

(v)	they will accept endorsement of a loss payable clause on the policies in the form provided for in the Insurances Assignment (in the case of brokers and insurers other than clubs) or will note the interest of the Security Trustee and/or the Facility Agent in the entry for the Vessel by way of a loss payable clause in their current standard form (in the case of clubs); and

(vi)	they are not aware of any mortgage, charge, assignment or other encumbrance affecting the Obligatory Insurances with which they are concerned (other than any previously disclosed by the Borrower to the Facility Agent in writing).

(d)	Confirmation from the Facility Agent of its satisfaction with a final insurance report prepared by an insurance consultant acceptable to and appointed by it.

5.	Legal Opinions

(a)	A legal opinion of Stephenson Harwood, English legal advisers to the Lenders, addressed the Facility Agent as agent for and on behalf of itself and the Lenders.

(b)	A legal opinion of Stephenson Harwood & Lo, Hong Kong legal advisers to the Lenders, addressed to the Facility Agent as agent for and on behalf of itself and the Lenders.

6.	Other Requirements

*	Each certified copy document must be certified by a director, officer or duly authorised attorney of the Borrower as being true and complete as at a date no earlier than the Delivery Date of a Vessel.

SCHEDULE 3

CONDITIONS SUBSEQUENT TO DRAWING

The Facility Agent shall require the following documentation and evidence from the Borrower, in respect of a Vessel at the time provided for in Clause 3.1 (d).

1.	Evidence

(a)	Evidence that:-

(i)	the Mortgage in respect of the Vessel has been duly recorded in the Hong Kong Shipping Register and constitutes a first priority security interest over the Vessel and that all taxes and fees payable to the Hong Kong Shipping Register in respect of that Vessel have been paid in full;

(ii)	the title to the Vessel is held by the Borrower free of all Security Interests other than Permitted Liens; and

(iii)	the Vessel is provisionally registered in the name of the Borrower, as appropriate, as a Hong Kong flag ship at the port of Hong Kong.

(b)	Confirmation acceptable to the Facility Agent that the Borrower has accepted the Vessel pursuant to the terms of the relevant Shipbuilding Contract and executed a protocol of delivery and acceptance.

(c)	Confirmation acceptable to the Facility Agent that the Charterer has accepted the Vessel pursuant to the terms of the relevant Time Charter and executed an acceptance certificate.

(d)	A copy of the commercial invoice in respect of the Vessel.

(e)	A copy of the builder’s certificate in respect of the Vessel.

SCHEDULE 4

FORM OF PAYMENT REQUEST

To:	Sumitomo Mitsui Banking Corporation, Brussels Branch

From:	Seaspan Corporation

Date:	[ ]

US$235,300,000 Credit Agreement dated			2008 (the Credit Agreement)

1.	We wish to borrow a Drawing under a Loan from you as follows:

(a)	Utilisation Date:	[ ]

(b)	Amount/currency:	[ ]

(c)	Vessel:	[ ]

(d)	KEIC Premium:	[ ]

2.	Term:	[ ] months

3.	Payment Instructions:

To include provisions that:

4.	We confirm that each condition specified in Clause 3.2 (Further conditions precedent) of the Credit Agreement is satisfied on the date of this Request.

5.	We confirm that evidence of [costs / payments] to which the Drawing relates is attached to this Request.

By:

SEASPAN CORPORATION

Authorised Signatory

SCHEDULE 5

CALCULATION OF THE MANDATORY COST

1	General

The Mandatory Cost is the weighted average of the rates calculated below by the Facility Agent on the first day of a Term. The Facility Agent must distribute each amount of Mandatory Cost among the Lenders on the basis of the rate for each Lender.

2	For a Lender lending from a Facility Office in the U.K.

(d)	The relevant rate for a Lender lending from a Facility Office in the U.K. is the arithmetic mean of the rates notified by each of the Reference Banks to the Facility Agent and calculated in accordance with the following formulae:

E x 0.01	per cent. per annum
300

where on the day of application of the formula:

E	is the charge payable by the Reference Bank to the Financial Services Authority under the fees rules (but, for this purpose, calculated by the Facility Agent on a notional basis as being the average of the fee tariffs within fee-block Category A1 (Deposit acceptors) of the fees rules, applying any applicable discount and ignoring any minimum fee required under the fees rules) and expressed in pounds per £1 million of the tariff base of that Reference Bank.

(e)	For the purposes of this paragraph:

(i)	eligible liabilities and special deposit have the meanings given to them at the time of application of the formula by the Bank of England;

(ii)	fees rules means the then current rules on periodic fees in the Supervision Manual of the FSA Handbook; and

(iii)	tariff base has the meaning given to it in the fees rules.

(f)	Each rate calculated in accordance with a formula is, if necessary, rounded upward to four decimal places.

(g)	(i)	Each Reference Bank must supply to the Facility Agent the information required by it to make a calculation of the rate for that Reference Bank. The Facility Agent may assume that this information is correct in all respects.

	(i)	If a Reference Bank fails to do so, the Facility Agent may assume that the Reference Bank’s obligations in respect of cash ratio deposits, special deposits and the fees rules are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

(ii)	The Facility Agent has no liability to any Party if its calculation over or under compensates any Lender.

3	For a Lender lending from a Facility Office in a Participating Member State

(a)	The relevant rate for a Lender lending from a Facility Office in a Participating Member State is the percentage rate per annum notified by that Lender to the Facility Agent as its cost of complying with the minimum reserve requirements of the European Central Bank.

(b)	If a Lender fails to specify a rate under paragraph (a) above, the Facility Agent will assume that the Lender has not incurred any such cost.

4	Changes

The Facility Agent may, after consultation with the Borrower and the Lenders, notify all the Parties of any amendment to this Schedule which is required to reflect:

(iii)	any change in law or regulation; or

(iv)	any requirement imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any successor authority).

Any notification will be, in the absence of manifest error, conclusive and binding on all the Parties.

SCHEDULE 6

FORM OF TRANSFER CERTIFICATE

To:	Seaspan Corporation

From:	[THE EXISTING BANK] and [THE NEW BANK]

Date:	[ ]

US$235,300,000 Credit Agreement dated                    , 2008 (the Credit Agreement)

We refer to Clause 28.3 (Procedure for transfer by way of novations) of the Credit Agreement.

1.	We [ ] (the Existing Bank) and [ ] (the New Bank) agree to the Existing Bank and the New Bank novating all the Existing Bank’s rights and obligations referred to in the Schedule in accordance with Clause 28.3. (Procedure for transfer by way of novations).

2.	The specified date for the purposes of Clause 28.3(a) (Procedure for transfer by way of novations) is [date of novation].

3.	The Facility Office and address for notices of the New Bank for the purposes of Clause 34.2 (Contact details) are set out in the Schedule attached to this Certificate.

4.	This Novation Certificate is governed by English law.

THE SCHEDULE

Rights and obligations to be novated

[Choose one of the following options (a) to (d):]

(a)	all of the rights and obligations of the Existing Lender in respect of the Facility - principal amount US$[ ].

(b)	all of the rights and obligations of the Existing Lender in respect of Vessel Loan [ ] [and Vessel Loan [ ]] -principal amount US$[ ].

(c)	the principal amount of US$[ ] in respect of each of the Loans and all the rights and obligations attached to the same-total principal amount US$[ ].

(d)	the principal amount of US$[ ] in respect of [each of] Vessel Loan [ ] [and Vessel Loan [ ] and [ ]] and all the rights and obligations attached to the same.

[New Bank]

[Facility Office Address for notices]

[Existing Bank]	[New Bank]
By:	By:
Date:	Date:

The Transfer Date is confirmed by the Facility Agent as [            ].

SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH

By:

SCHEDULE 7

REPAYMENT SCHEDULE FOR EACH LOAN

Repayment Date	Repayment Instalment (US$)	Maximum Debt Outstanding (US$)	of which KEIC Covered Portion (US$)	of which Uncovered Portion (US$)
Delivery	—	117,650,000	93,987,652.31	23,662,347.69
1	2,693,750	114,956,250	90,071,500.13	24,884,749.87
2	2,693,750	112,262,500	86,155,347.95	26,107,152.05
3	2,693,750	109,568,750	82,239,195.77	27,329,554.23
4	2,693,750	106,875,000	78,323,043.59	28,551,956.41
5	2,693,750	104,181,250	74,406,891.41	29,774,358.59
6	2,693,750	101,487,500	70,490,739.23	30,996,760.77
7	2,693,750	98,793,750	66,574,587.05	32,219,162.95
8	2,693,750	96,100,000	62,658,434.87	33,441,565.13
9	2,693,750	93,406,250	58,742,282.69	34,663,967.31
10	2,693,750	90,712,500	54,826,130.51	35,886,369.49
11	2,693,750	88,018,750	50,909,978.33	37,108,771.67
12	2,693,750	85,325,000	46,993,826.16	38,331,173.85
13	2,693,750	82,631,250	43,077,673.98	39,553,576.02
14	2,693,750	79,937,500	39,161,521.80	40,775,978.20
15	2,693,750	77,243,750	35,245,369.62	41,998,380.38
16	2,693,750	74,550,000	31,329,217.44	43,220,782.56
17	2,693,750	71,856,250	27,413,065.26	44,443,184.74

18	2,693,750	69,162,500	23,496,913.08	45,665,586.92
19	2,693,750	66,468,750	19,580,760.90	46,887,989.10
20	2,693,750	63,775,000	15,664,608.72	48,110,391.28
21	2,693,750	61,081,250	11,748,456.54	49,332,793.46
22	2,693,750	58,387,500	7,832,304.36	50,555,195.64
23	2,693,750	55,693,750	3,916,152.18	51,777,597.82
24	2,693,750	53,000,000*	—	53,000,000.00

(*)	to be repaid together with the Repayment Instalment due on the Final Maturity Date.

SCHEDULE 8

COMPLIANCE CERTIFICATE

To:	Sumitomo Mitsui Banking Corporation, Brussels Branch as Facility Agent

From:	Seaspan Corporation

US$235,300,000 Credit Agreement dated                     , 2008 (the Credit Agreement)

2.	Terms defined in the Credit Agreement have the same meaning in this Certificate.

3.	I/We hereby certify that as of [ ] the status of the financial covenants set out in Clause 17 (Financial Covenants) of the Credit Agreement are as follows:

(a)	Tangible Net Worth: the Tangible Net Worth of the Borrower is not less than four hundred and fifty million Dollars (US$450,000,000).

(b)	Net Interest Coverage Ratio: the Interest Coverage Ratio is greater than 2.50 to 1.

(c)	Interest and Principal Coverage Ratio: the Interest and Principal Coverage Ratio is not less than 1.1 to 1.

(d)	the aggregate Market Value of the Vessels is not less than 125 per cent. of the aggregate principal amount of the outstanding Loans*

*	delete if circumstances in Clause 17.8 of the Credit Agreement have not occurred

[ ]

Yours faithfully,

[ ]
Chief Executive Officer

[or]

Chief Financial Officer

SCHEDULE 9

ANNUAL COMPLIANCE CERTIFICATE

To:	Sumitomo Mitsui Banking Corporation, Brussels Branch as Facility Agent

From:	Seaspan Corporation

US$225,300,000 Credit Agreement dated                     , 2008 (the Credit Agreement)

Terms defined in the Credit Agreement have the same meaning in this Certificate.

5.	I/We hereby certify that [no Default has occurred and is continuing or is outstanding] [a Default under Clause [ ] of [specify document] is outstanding and the following steps are being taken to remedy it [ ].

6.	[Except as set out below, the representations set out in Clause 14 (Representations) of the Credit Agreement are deemed to be repeated as at the date hereof.]

7.	I/We hereby attach a list of the estimated dates of the intended dry docking of the Vessels actually delivered on or before the date of this Certificate.

8.	I/We hereby certify that as of [ ] the status of the financial covenants set out in Clause 17 (Financial Covenants) of the Credit Agreement are as follows:

Tangible Net Worth: the Tangible Net Worth of the Borrower is not less than four hundred and fifty million Dollars (US$450,000,000).

(a)	Net Interest Coverage Ratio: the Interest Coverage Ratio is greater than 2.50 to 1.

(b)	Interest and Principal Coverage Ratio: the Interest and Principal Coverage Ratio is not less than 1.1 to 1.

(c)	the aggregate Market Value of the Vessels is not less than 125 per cent. of the aggregate principal amount of the outstanding Loans*

*	delete if circumstances in Clause 17.8 of the Credit Agreement have not occurred

[ ]

Yours faithfully,

[ ]
Chief Executive Officer

[or]

Chief Financial Officer

SCHEDULE 10

STANDING PAYMENT INSTRUCTIONS

US$ Payment Details:

Beneficiary’s Bank:	SMBC, New York

Swift:	SMBCUS33

Account No.:	807005

Beneficiary:	SMBC, Brussels Branch

Swift:	SMBCBEBB

Reference:	Seaspan Usd235.3m, Shipping

SCHEDULE 11

ESTIMATED ADDBACK RELATING TO CERTAIN DELIVERED VESSELS*

DEPRECIATION

Date	Amount of Add Back (US$)
9/30/05	207,588,000
12/31/05	205,843,000

3/31/06	204,099,000
6/30/06	202,354,000
9/30/06	200,610,000
12/31/06	198,866,000

3/31/07	197,121,000
6/30/07	195,377,000
9/30/07	193,632,000
12/31/07	191,888,000

3/31/08	190,143,000
6/30/08	188,399,000
9/30/08	186,655,000
12/31/08	184,910,000

3/31/09	183,166,000
6/30/09	181,420,001
9/30/09	179,677,000
12/31/09	177,932,000

3/31/10	176,188,000
6/30/10	174,443,000
9/30/10	172,699,000
12/31/10	170,955,000

3/31/11	169,210,000
6/30/11	167,466,000
9/30/11	165,721,000
12/31/11	163,977,000

3/31/12	162,232,000
6/30/12	160,488,000
9/30/12	158,744,000
12/31/12	156,999,000

3/31/2013	155,255,000
6/30/2013	153,510,000
9/30/2013	151,766,000
12/31/2013	150,021,000

*	The “certain delivered vessels” of the Borrower referred to in this Schedule are as follows:

CSCL Hamburg

CSCL Chiwan

CSCL Ningbo

CSCL Dalian

CSCL Felixstowe

CSCL Oceania

CSCL Africa

CSCL Vancouver

CSCL Sydney

CSCL New York

APPENDIX 1

FORM OF INSURANCES ASSIGNMENT

APPENDIX 2

FORM OF MORTGAGE

APPENDIX 3

FORM OF DEED OF COVENANTS

APPENDIX 4

FORM OF SWAP AGREEMENT ASSIGNMENT

APPENDIX 5

FORM OF TIME CHARTER AND EARNINGS ASSIGNMENT

APPENDIX 6

FORM OF GENERAL ASSIGNMENT

SIGNATORIES

Borrower

SEASPAN CORPORATION

By:	/s/ Sai W. Chu

The Arranger

SUMITOMO MITSUI BANKING CORPORATION

By:	/s/ Lucy French
Lucy French

Original Lenders

SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH

By:	/s/ Lucy French
Lucy French

The Facility Agent

SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH

By:	/s/ Lucy French
Lucy French

The Security Trustee

SUMITOMO MITSUI BANKING CORPORATION EUROPE LIMITED

By:	/s/ Lucy French
Lucy French

The KEIC Agent

SUMITOMO MITSUI BANKING CORPORATION, BRUSSELS BRANCH

By:	/s/ Lucy French
Lucy French